English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2021 and 2020 and

Independent Auditors’ Review Report

- 0 -

勤業眾信

勤業眾信聯合會計師事務所

11073 台北市信義區松仁路100號20樓

Deloitte & Touche

20F, Taipei Nan Shan Plaza

No. 100, Songren Rd.,

Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988

Fax:+886 (2) 4051-6888

www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPOR

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of comprehensive income, of changes in equity, and of cash flows for the three months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects the consolidated financial position of the Company as of March 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the three months then ended March 31, 2021 and 2020 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

1

The engagement partners on the reviews resulting in this independent auditors’ review report are Mei Yen Chiang and Shang Chih Lin.

Deloitte & Touche

Taipei, Taiwan

Republic of China

April 22, 2021

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2021 (Reviewed)		December 31, 2020 (Audited)		March 31, 2020 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$664,727,857	23	$660,170,647	24	$430,777,229	18
Financial assets at fair value through profit or loss (Note 7)	26,897	-	2,259,412	-	1,254,253	-
Financial assets at fair value through other comprehensive income (Note 8)	125,208,307	4	122,448,453	5	129,219,277	6
Financial assets at amortized cost (Note 9)	6,694,422	-	6,597,992	-	302,393	-
Hedging financial assets (Note 10)	64,349	-	47	-	-	-
Notes and accounts receivable, net (Note 11)	167,143,336	6	145,480,272	5	145,992,744	6
Receivables from related parties (Note 31)	335,572	-	558,131	-	427,888	-
Other receivables from related parties (Note 31)	52,591	-	50,645	-	60,170	-
Inventories (Note 12)	154,567,568	5	137,353,407	5	78,277,834	3
Other financial assets (Note 32)	15,131,465	1	10,676,111	1	10,696,893	1
Other current assets	5,834,459	-	6,590,191	-	5,461,359	-

Total current assets	1,139,786,823	39	1,092,185,308	40	802,470,040	34

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	4,401,224	-	4,514,940	-	4,241,324	-
Financial assets at amortized cost (Note 9)	4,434,410	-	4,372,207	-	7,410,133	-
Investments accounted for using equity method (Note 13)	20,294,816	1	18,841,061	1	19,381,760	1
Property, plant and equipment (Note 14)	1,658,551,290	57	1,555,589,120	56	1,438,215,285	62
Right-of-use assets (Note 15)	32,282,312	1	27,728,382	1	21,720,648	1
Intangible assets (Note 16)	25,012,688	1	25,768,179	1	27,232,071	1
Deferred income tax assets (Note 4)	31,254,225	1	25,958,184	1	19,309,120	1
Refundable deposits	1,193,924	-	1,343,001	-	1,825,670	-
Other noncurrent assets	1,919,749	-	4,411,023	-	1,489,645	-

Total noncurrent assets	1,779,344,638	61	1,668,526,097	60	1,540,825,656	66

TOTAL	$2,919,131,461	100	$2,760,711,405	100	$2,343,295,696	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 17 and 29)	$137,123,748	5	$88,559,026	3	$139,310,384	6
Short-term bills payable (Notes 18 and 29)	-	-	-	-	2,992,858	-
Financial liabilities at fair value through profit or loss (Note 7)	1,958,208	-	94,128	-	980,241	-
Hedging financial liabilities (Note 10)	-	-	1,169	-	109,826	-
Accounts payable	36,653,115	1	38,987,284	1	38,283,035	1
Payables to related parties (Note 31)	1,944,990	-	2,107,718	-	1,491,179	-
Salary and bonus payable	15,696,178	1	20,071,241	1	13,282,444	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Note 28)	44,149,585	1	35,681,046	1	31,720,142	1
Payables to contractors and equipment suppliers	109,037,744	4	157,804,961	6	101,466,057	4
Cash dividends payable (Note 21)	129,651,902	4	129,651,902	5	129,651,902	6
Income tax payable (Note 4)	74,018,602	3	53,909,313	2	47,565,681	2
Long-term liabilities - current portion (Notes 19 and 29)	-	-	2,600,000	-	12,800,000	1
Accrued expenses and other current liabilities (Notes 15, 22 and 29)	111,414,540	4	87,683,260	3	69,814,310	3

Total current liabilities	661,648,612	23	617,151,048	22	589,468,059	25

NONCURRENT LIABILITIES
Bonds payable (Notes 19 and 29)	276,838,303	10	254,105,084	9	46,475,148	2
Long-term bank loans (Notes 20 and 29)	2,623,824	-	1,967,611	-	-	-
Deferred income tax liabilities (Note 4)	1,895,572	-	1,729,941	-	356,609	-
Lease liabilities (Notes 15 and 29)	21,074,764	1	20,560,649	1	19,490,665	1
Net defined benefit liability (Note 4)	11,294,513	-	11,914,074	1	8,377,553	-
Guarantee deposits	349,500	-	265,599	-	176,664	-
Others	2,409,411	-	2,395,400	-	1,922,467	-

Total noncurrent liabilities	316,485,887	11	292,938,358	11	76,799,106	3

Total liabilities	978,134,499	34	910,089,406	33	666,267,165	28

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 21)	259,303,805	9	259,303,805	9	259,303,805	11
Capital surplus (Note 21)	64,753,607	2	56,347,243	2	56,339,785	3
Retained earnings (Note 21)
Appropriated as legal capital reserve	311,146,899	11	311,146,899	11	311,146,899	13
Appropriated as special capital reserve	54,679,873	2	42,259,146	2	27,568,179	1
Unappropriated earnings	1,297,445,035	44	1,235,280,036	45	1,046,780,670	45
	1,663,271,807	57	1,588,686,081	58	1,385,495,748	59
Others (Note 21)	(48,392,823)	(2)	(54,679,873)	(2)	(24,873,338)	(1)

Equity attributable to shareholders of the parent	1,938,936,396	66	1,849,657,256	67	1,676,266,000	72

NON - CONTROLLING INTERESTS	2,060,566	-	964,743	-	762,531	-

Total equity	1,940,996,962	66	1,850,621,999	67	1,677,028,531	72

TOTAL	$2,919,131,461	100	$2,760,711,405	100	$2,343,295,696	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2021		2020
	Amount	%	Amount	%

NET REVENUE (Notes 22, 31 and 36)	$362,410,230	100	$310,597,183	100

COST OF REVENUE (Notes 12, 28 and 31)	172,635,011	48	149,813,002	48

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	189,775,219	52	160,784,181	52

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	64,211	-	(7,673)	-

GROSS PROFIT	189,839,430	52	160,776,508	52

OPERATING EXPENSES (Notes 28 and 31)
Research and development	30,756,358	8	24,968,883	8
General and administrative	6,524,245	2	5,903,061	2
Marketing	1,831,230	-	1,451,102	1

Total operating expenses	39,111,833	10	32,323,046	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 15 and 28)	(189,407)	-	68,175	-

INCOME FROM OPERATIONS (Note 36)	150,538,190	42	128,521,637	41

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,267,112	-	725,968	1
Interest income (Note 23)	1,460,904	-	2,989,069	1
Other income	308,084	-	110,509	-
Foreign exchange gain, net (Note 34)	5,473,989	2	375,791	-
Finance costs (Note 24)	(772,095)	-	(530,564)	-
Other gains and losses, net (Note 25)	(3,211,795)	(1)	(45,232)	-

Total non-operating income and expenses	4,526,199	1	3,625,541	2

INCOME BEFORE INCOME TAX	155,064,389	43	132,147,178	43

INCOME TAX EXPENSE (Notes 4 and 26)	15,325,640	4	15,084,285	5

NET INCOME	139,738,749	39	117,062,893	38

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2021		2020
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 21 and 26)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	$(109,189)	-	$(44,047)	-
Loss on hedging instruments	(41,416)	-	(42,749)	-
Share of other comprehensive income (loss) of associates	8,147	-	(3,317)	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	(55,771)	-	114	-
	(198,229)	-	(89,999)	-

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	7,805,805	2	3,035,024	1
Unrealized loss on investments in debt instruments at fair value through other comprehensive income	(1,666,021)	(1)	(210,748)	-
Share of other comprehensive income (loss) of associates	25,455	-	(86,359)	-
	6,165,239	1	2,737,917	1

Other comprehensive income for the period, net of income tax	5,967,010	1	2,647,918	1

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$145,705,759	40	$119,710,811	39

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$139,690,493	39	$116,986,720	38
Non-controlling interests	48,256	-	76,173	-

	$139,738,749	39	$117,062,893	38

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2021		2020
	Amount	%	Amount	%

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$145,657,311	40	$119,634,992	39
Non-controlling interests	48,448	-	75,819	-

	$145,705,759	40	$119,710,811	39

EARNINGS PER SHARE (NT, Note 27)
Basic earnings per share	$5.39		$4.51
Diluted earnings per share	$5.39		$4.51

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee			Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2021	25,930,380	$259,303,805	$56,347,243	$311,146,899	$42,259,146	$1,235,280,036	$1,588,686,081	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)	$1,849,657,256	$964,743	$1,850,621,999

Appropriations of earnings	-
Special capital reserve	-	-	-	-	12,420,727	(12,420,727)	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(64,825,951)	(64,825,951)	-	-	-	-	-	(64,825,951)	-	(64,825,951)
Total	-	-	-	-	12,420,727	(77,246,678)	(64,825,951)	-	-	-	-	-	(64,825,951)	-	(64,825,951)

Net income for the three months ended March 31, 2021	-	-	-	-	-	139,690,493	139,690,493	-	-	-	-	-	139,690,493	48,256	139,738,749

Other comprehensive income (loss) for the three months ended March 31, 2021, net of income tax	-	-	-	-	-	-	-	7,831,185	(1,822,951)	(41,416)	-	5,966,818	5,966,818	192	5,967,010

Total comprehensive income (loss) for the three months ended March 31, 2021	-	-	-	-	-	139,690,493	139,690,493	7,831,185	(1,822,951)	(41,416)	-	5,966,818	145,657,311	48,448	145,705,759

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(278,816)	(278,816)	-	278,816	-	-	278,816	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	41,416	-	41,416	41,416	-	41,416

Adjustments to share of changes in equities of associates	-	-	82	-	-	-	-	-	-	-	-	-	82	-	82

From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	-	-	8,406,282	-	-	-	-	-	-	-	-	-	8,406,282	1,045,516	9,451,798

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	1,704	1,704

Effect of acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	155	155

BALANCE, MARCH 31, 2021	25,930,380	$259,303,805	$64,753,607	$311,146,899	$54,679,873	$1,297,445,035	$1,663,271,807	$(49,170,442)	$777,619	$-	$-	$(48,392,823)	$1,938,936,396	$2,060,566	$1,940,996,962

BALANCE, JANUARY 1, 2020	25,930,380	$259,303,805	$56,339,709	$311,146,899	$10,675,106	$1,011,512,974	$1,333,334,979	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)	$1,621,410,124	$685,302	$1,622,095,426

Appropriations of earnings
Special capital reserve	-	-	-	-	16,893,073	(16,893,073)	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(64,825,951)	(64,825,951)	-	-	-	-	-	(64,825,951)	-	(64,825,951)
Total	-	-	-	-	16,893,073	(81,719,024)	(64,825,951)	-	-	-	-	-	(64,825,951)	-	(64,825,951)

Net income for the three months ended March 31, 2020	-	-	-	-	-	116,986,720	116,986,720	-	-	-	-	-	116,986,720	76,173	117,062,893

Other comprehensive income (loss) for the three months ended March 31, 2020, net of income tax	-	-	-	-	-	-	-	2,948,619	(257,598)	(42,749)	-	2,648,272	2,648,272	(354)	2,647,918

Total comprehensive income (loss) for the three months ended March 31, 2020	-	-	-	-	-	116,986,720	116,986,720	2,948,619	(257,598)	(42,749)	-	2,648,272	119,634,992	75,819	119,710,811

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	46,569	-	46,569	46,569	-	46,569

Adjustments to share of changes in equities of associates	-	-	76	-	-	-	-	-	-	-	190	190	266	-	266

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	1,410	1,410

BALANCE, MARCH 31, 2020	25,930,380	$259,303,805	$56,339,785	$311,146,899	$27,568,179	$1,046,780,670	$1,385,495,748	$(23,922,781)	$(950,557)	$-	$-	$(24,873,338)	$1,676,266,000	$762,531	$1,677,028,531

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$155,064,389	$132,147,178
Adjustments for:
Depreciation expense	98,972,867	67,083,741
Amortization expense	1,927,451	1,470,736
Expected credit losses recognized (reversal) on investments in debt instruments	(497)	1,626
Finance costs	772,095	530,564
Share of profits of associates	(1,267,112)	(725,968)
Interest income	(1,460,904)	(2,989,069)
Discounts on short-term loans	(127,838)	-
Share-based compensation	1,704	1,410
Gain on disposal or retirement of property, plant and equipment, net	(9,960)	(35,390)
Impairment loss on property, plant and equipment	274,388	-
Loss on financial instruments at fair value through profit or loss, net	-	2,883
Gain on disposal of investments in debt instruments at fair value through other comprehensive income, net	(2,986)	(179,412)
Unrealized (realized) gross profit on sales to associates	(64,211)	7,673
Loss (gain) on foreign exchange, net	(4,773,733)	804,399
Dividend income	(169,167)	(110,509)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	3,929,781	(1,080,340)
Notes and accounts receivable, net	(21,663,073)	(8,595,331)
Receivables from related parties	222,559	434,182
Other receivables from related parties	(1,946)	(8,517)
Inventories	(17,214,161)	4,703,362
Other financial assets	(2,917,033)	2,109,547
Other current assets	771,765	(111,469)
Accounts payable	(2,334,169)	(296,602)
Payables to related parties	(162,728)	56,279
Salary and bonus payable	(4,375,063)	(2,989,909)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	8,468,539	8,071,239
Accrued expenses and other current liabilities	14,976,395	4,910,661
Net defined benefit liability	(619,561)	(804,943)
Cash generated from operations	228,217,791	204,408,021
Income taxes paid	(402,085)	(1,378,579)

Net cash generated by operating activities	227,815,706	203,029,442

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2021	2020
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets at fair value through other comprehensive income	$(77,662,402)	$(56,528,394)
Property, plant and equipment	(248,028,725)	(192,559,626)
Intangible assets	(580,694)	(846,084)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	81,167,791	57,185,928
Property, plant and equipment	57,901	65,867
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	62,837	-
Derecognition of hedging financial instruments	112,133	(225,847)
Interest received	1,494,002	3,038,375
Proceeds from government grants - property, plant and equipment	-	475,703
Proceeds from government grants - others	-	20,077
Other dividends received	169,167	110,509
Increase in prepayments for leases	(1,200,000)	-
Refundable deposits paid	(47,212)	(69,469)
Refundable deposits refunded	203,788	339,693

Net cash used in investing activities	(244,251,414)	(188,993,268)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	52,072,068	20,348,002
Proceeds from short-term bills payable	-	3,992,197
Repayments of short-term bills payable	-	(1,000,000)
Proceeds from issuance of bonds	21,100,000	24,000,000
Repayment of bonds	(2,600,000)	(21,600,000)
Proceeds from long-term bank loans	660,000	-
Payments for transaction costs attributable to the issuance of bonds	(21,702)	(24,921)
Repayment of the principal portion of lease liabilities	(532,552)	(683,072)
Interest paid	(772,710)	(977,231)
Guarantee deposits received	91,458	17,203
Guarantee deposits refunded	(4,107)	(3,638)
Cash dividends	(64,825,951)	(64,825,951)
Disposal of ownership interests in subsidiaries (without losing control)	9,451,798	-
Increase in non-controlling interests	155	-

Net cash generated (used) in financing activities	14,618,457	(40,757,411)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	6,374,461	2,099,130

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2021	2020

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$4,557,210	$(24,622,107)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	660,170,647	455,399,336

CASH AND CASH EQUIVALENTS, END OF PERIOD	$664,727,857	$430,777,229

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on April 22, 2021.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.	The IFRSs issued by the International Accounting Standards Board (IASB), but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRS Standards 2018 - 2020 Cycle	January 1, 2022
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022

(Concluded)

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2020.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2020.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period is as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2021	December 31, 2020	March 31, 2020	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2021	December 31, 2020	March 31, 2020	Note

TSMC	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	-	-	a), b)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	73%	87%	87%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	-	a), d)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	-	-	a), e)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in technology start-up companies	Cayman Islands	-	-	97%	a), f)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in technology start-up companies	Cayman Islands	-	-	97%	a), f)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:	TSMC 3DIC is established in March 2021.

Note c:

To facilitate VisEra’s IPO in Taiwan, 39,501 thousand common shares of VisEra at a price of NT$240 were sold by TSMC and an increase of NT$8,406,282 thousand in capital surplus was recognized. TSMC’s shareholding in VisEra decreased from 87% to 73%. This disposal was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note d:

TSMC Arizona is established in November 2020. Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note e:	Emerging fund is established in January 2021.

Note f:	ISDF and ISDF II have completed the liquidation procedures in November 2020.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings; that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The Company has considered the economic implications of COVID-19 on critical accounting estimates and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic. In addition, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2021	December 31, 2020	March 31, 2020

Cash and deposits in banks	$655,679,622	$653,580,548	$425,726,339
Government bonds	4,236,566	3,716,119	1,958,260
Repurchase agreements	3,560,524	1,750,443	1,864,156
Commercial paper	1,139,850	1,123,537	1,204,342
Agency bonds	82,670	-	24,132
Corporate bonds	28,625	-	-

	$664,727,857	$660,170,647	$430,777,229

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2021	December 31, 2020	March 31, 2020

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$26,897	$2,259,412	$1,216,560
Agency mortgage-backed securities	-	-	37,693

	$26,897	$2,259,412	$1,254,253
Financial liabilities

Held for trading
Forward exchange contracts	$1,958,208	$94,128	$980,241

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

March 31, 2021

Sell NT$	April 2021 to June 2021	NT$	160,197,609
Sell US$	April 2021 to June 2021	US$	1,516,973

December 31, 2020

Sell NT$	January 2021 to March 2021	NT$	144,697,981
Sell US$	January 2021 to March 2021	US$	1,176,858

March 31, 2020

Sell NT$	April 2020 to October 2020	NT$	190,511,446
Sell JPY	April 2020 to May 2020	JPY	75,527,269
Sell US$	April 2020 to June 2020	US$	528,553

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	March 31, 2021	December 31, 2020	March 31, 2020

Investments in debt instruments at FVTOCI
Corporate bonds	$56,344,907	$56,593,623	$56,092,287
Agency bonds/Agency mortgage-backed securities	43,032,383	43,977,113	50,881,130
Government bonds	18,512,796	13,459,503	11,127,278
Asset-backed securities	7,110,253	8,368,264	11,118,582
Commercial paper	151,187	-	-
	125,151,526	122,398,503	129,219,277

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	4,401,224	4,514,940	4,241,324
Publicly traded stocks	56,781	49,950	-
	4,458,005	4,564,890	4,241,324

	$129,609,531	$126,963,393	$133,460,601

Current	$125,208,307	$122,448,453	$129,219,277
Noncurrent	4,401,224	4,514,940	4,241,324

	$129,609,531	$126,963,393	$133,460,601

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are from investments held at the end of the reporting period.

As of March 31, 2021 and 2020, the cumulative loss allowance for expected credit loss of NT$32,705 thousand and NT$37,525 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.	FINANCIAL ASSETS AT AMORTIZED COST

	March 31, 2021	December 31, 2020	March 31, 2020

Corporate bonds	$11,135,778	$10,977,298	$7,715,480
Less: Allowance for impairment loss	(6,946)	(7,099)	(2,954)

	$11,128,832	$10,970,199	$7,712,526

Current	$6,694,422	$6,597,992	$302,393
Noncurrent	4,434,410	4,372,207	7,410,133

	$11,128,832	$10,970,199	$7,712,526

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.	HEDGING FINANCIAL INSTRUMENTS

	March 31, 2021	December 31, 2020	March 31, 2020

Financial assets - current

Fair value hedges
Interest rate futures contracts	$64,349	$47	$-

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$-	$1,169	$109,826

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risk.

March 31, 2021

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	111,900	June 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$8,355,989	$(64,349)

December 31, 2020

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	88,700	March 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$6,198,683	$1,122

March 31, 2020

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	124,300	June 2020

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$9,023,238	$109,826

The effect for the three months ended March 31, 2021 and 2020 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Three Months Ended March 31
	2021	2020

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$176,576	$(345,536)
Hedged Items
Financial assets at FVTOCI	(176,576)	345,536

	$-	$-

Cash flow hedge

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness emerged from these hedging relationships. For the three months ended March 31, 2021 and 2020, refer to Note 21(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

The effect for the three months ended March 31, 2021 and 2020 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Three Months Ended March 31
	2021	2020

Hedging Instruments
Forward exchange contracts	$(41,416)	$(42,749)

Hedged Items
Forecast transaction (capital expenditures)	$41,416	$42,749

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2021	December 31, 2020	March 31, 2020

At amortized cost
Notes and accounts receivable	$164,301,003	$142,771,597	$142,491,942
Less: Loss allowance	(319,588)	(246,626)	(330,882)
	163,981,415	142,524,971	142,161,060
At FVTOCI	3,161,921	2,955,301	3,831,684

	$167,143,336	$145,480,272	$145,992,744

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	March 31, 2021	December 31, 2020	March 31, 2020

Not past due	$156,777,256	$140,933,622	$133,453,936
Past due
Past due within 30 days	10,442,040	4,784,425	12,838,067
Past due 31-60 days	243,554	8,708	21,279
Past due 61-120 days	74	48	9,814
Past due over 121 days	-	95	530
Less: Loss allowance	(319,588)	(246,626)	(330,882)

	$167,143,336	$145,480,272	$145,992,744

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Three Months Ended March 31
	2021	2020

Balance, beginning of period	$246,626	$325,325
Provision	72,953	5,631
Effect of exchange rate changes	9	(74)

Balance, end of period	$319,588	$330,882

For the three months ended March 31, 2021 and 2020, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.	INVENTORIES

	March 31, 2021	December 31, 2020	March 31, 2020

Finished goods	$23,486,808	$21,705,625	$5,917,835
Work in process	108,203,608	91,672,870	50,346,660
Raw materials	13,742,135	14,715,963	15,300,850
Supplies and spare parts	9,135,017	9,258,949	6,712,489

	$154,567,568	$137,353,407	$78,277,834

Reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, as illustrated below:

	Three Months Ended March 31
	2021	2020

Reversal of write-down of inventories	$476,399	$184,001

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2021	December 31, 2020	March 31, 2020	March 31, 2021	December 31, 2020	March 31, 2020

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$9,691,577	$9,029,890	$9,339,016	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	6,280,146	5,900,245	6,784,537	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,796,080	2,554,123	1,912,235	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,497,735	1,328,620	1,310,591	35%	35%	35%
Mutual-Pak	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	29,278	28,183	35,381	28%	28%	28%

			$20,294,816	$18,841,061	$19,381,760

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	March 31, 2021	December 31, 2020	March 31, 2020

VIS	$50,136,137	$53,849,925	$27,528,453
Xintec	$20,142,028	$20,420,233	$6,565,634
GUC	$18,605,112	$15,827,184	$8,567,222

14.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2021	December 31, 2020	March 31, 2020

Assets used by the Company	$1,657,464,257	$1,554,585,938	$1,438,171,730
Assets subject to operating leases	1,087,033	1,003,182	43,555

	$1,658,551,290	$1,555,589,120	$1,438,215,285

a.	Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2021	$3,942,625	$522,447,474	$3,607,005,732	$68,862,648	$223,965,360	$4,426,223,839
Additions	-	16,847,995	96,583,844	2,868,362	84,765,969	201,066,170
Disposals or retirements	-	(3,903)	(2,248,013)	(24,549)	-	(2,276,465)
Transfers from assets subject to operating leases	-	35,478	-	-	-	35,478
Transfers to assets subject to operating leases	-	-	(244,579)	-	-	(244,579)
Effect of exchange rate changes	10,662	451,026	2,328,717	53,921	213,799	3,058,125

Balance at March 31, 2021	$3,953,287	$539,778,070	$3,703,425,701	$71,760,382	$308,945,128	$4,627,862,568

Accumulated depreciation and impairment

Balance at January 1, 2021	$506,129	$271,799,471	$2,555,529,969	$43,802,332	$-	$2,871,637,901
Additions	334	8,107,322	88,029,504	2,159,047	-	98,296,207
Disposals or retirements	-	(3,752)	(2,174,066)	(23,805)	-	(2,201,623)
Transfers from assets subject to operating leases	-	15,646	-	-	-	15,646
Transfers to assets subject to operating leases	-	-	(68,279)	-	-	(68,279)
Impairment	-	-	274,388	-	-	274,388
Effect of exchange rate changes	7,391	282,148	2,115,572	38,960	-	2,444,071

Balance at March 31, 2021	$513,854	$280,200,835	$2,643,707,088	$45,976,534	$-	$2,970,398,311

Carrying amounts at January 1, 2021	$3,436,496	$250,648,003	$1,051,475,763	$25,060,316	$223,965,360	$1,554,585,938
Carrying amounts at March 31, 2021	$3,439,433	$259,577,235	$1,059,718,613	$25,783,848	$308,945,128	$1,657,464,257

Cost

Balance at January 1, 2020	$3,991,798	$438,075,063	$2,886,622,968	$54,611,364	$528,295,086	$3,911,596,279
Additions	-	5,510,376	66,788,413	1,948,267	78,315,261	152,562,317
Disposals or retirements	-	(16,162)	(1,122,817)	(76,319)	-	(1,215,298)
Transfers from assets subject to operating leases	-	22,323	-	-	-	22,323
Effect of exchange rate changes	6,527	(229,882)	(42,273)	(16,586)	(66,226)	(348,440)

Balance at March 31, 2020	$3,998,325	$443,361,718	$2,952,246,291	$56,466,726	$606,544,121	$4,062,617,181

Accumulated depreciation and impairment

Balance at January 1, 2020	$538,690	$243,059,390	$2,278,265,943	$37,418,395	$-	$2,559,282,418
Additions	397	6,564,913	58,233,131	1,553,672	-	66,352,113
Disposals or retirements	-	(14,167)	(1,111,272)	(76,052)	-	(1,201,491)
Transfers from assets subject to operating leases	-	8,196	-	-	-	8,196
Effect of exchange rate changes	4,510	(81,532)	87,941	(6,704)	-	4,215

Balance at March 31, 2020	$543,597	$249,536,800	$2,335,475,743	$38,889,311	$-	$2,624,445,451

Carrying amounts at January 1, 2020	$3,453,108	$195,015,673	$608,357,025	$17,192,969	$528,295,086	$1,352,313,861
Carrying amounts at March 31, 2020	$3,454,728	$193,824,918	$616,770,548	$17,577,415	$606,544,121	$1,438,171,730

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2021, the Company recognized an impairment loss of NT$274,388 thousand for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil.  Such impairment loss was recognized in other operating income and expenses.

b.	Assets subject to operating leases

	Buildings	Machinery and Equipment	Total

Cost

Balance at January 1, 2021	$227,529	$1,199,011	$1,426,540
Transfers to assets used by the Company	(35,478)	-	(35,478)
Transfers from assets used by the Company	-	244,579	244,579

Balance at March 31, 2021	$192,051	$1,443,590	$1,635,641

Accumulated depreciation

Balance at January 1, 2021	$201,366	$221,992	$423,358
Additions	437	72,180	72,617
Transfers to assets used by the Company	(15,646)	-	(15,646)
Transfers from assets used by the Company	-	68,279	68,279

Balance at March 31, 2021	$186,157	$362,451	$548,608

Carrying amounts at January 1, 2021	$26,163	$977,019	$1,003,182
Carrying amounts at March 31, 2021	$5,894	$1,081,139	$1,087,033

Cost

Balance at January 1, 2020	$562,610	$-	$562,610
Transfers to assets used by the Company	(22,323)	-	(22,323)

Balance at March 31, 2020	$540,287	$-	$540,287

Accumulated depreciation

Balance at January 1, 2020	$499,066	$-	$499,066
Additions	5,862	-	5,862
Transfers to assets used by the Company	(8,196)	-	(8,196)

Balance at March 31, 2020	$496,732	$-	$496,732

Carrying amounts at January 1, 2020	$63,544	$-	$63,544
Carrying amounts at March 31, 2020	$43,555	$-	$43,555

Operating leases relate to leases of buildings and leases of machinery and equipment with lease terms ranging between approximately 1 to 5 years. The lessees do not have purchase options to acquire the assets at the expiration of the lease periods.

The maturity analysis of operating lease payments receivable from the buildings and machinery and equipment is as follows:

	March 31, 2021	December 31, 2020	March 31, 2020

Year 1	$144,893	$149,120	$17,587
Year 2	12,744	16,992	16,992
Year 3	-	-	12,744

	$157,637	$166,112	$47,323

15.LEASE ARRANGEMENTS

a.	Right-of-use assets

	March 31, 2021	December 31, 2020	March 31, 2020

Carrying amounts

Land	$29,774,748	$25,141,908	$18,647,675
Buildings	2,469,406	2,544,742	2,549,108
Machinery and equipment	-	-	484,880
Office equipment	38,158	41,732	38,985

	$32,282,312	$27,728,382	$21,720,648

	Three Months Ended March 31
	2021	2020

Additions to right-of-use assets	$5,176,718	$5,269,725

	Three Months Ended March 31
	2021	2020

Depreciation of right-of-use assets
Land	$445,402	$292,756
Buildings	153,130	135,832
Machinery and equipment	-	290,929
Office equipment	5,511	6,249

	$604,043	$725,766

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$20,426	$18,912

b.	Lease liabilities

	March 31, 2021	December 31, 2020	March 31, 2020

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$1,897,567	$1,828,025	$2,321,413
Noncurrent portion	21,074,764	20,560,649	19,490,665

	$22,972,331	$22,388,674	$21,812,078

Ranges of discount rates for lease liabilities are as follows:

	March 31, 2021	December 31, 2020	March 31, 2020

Land	0.45%-2.14%	0.48%-2.14%	0.62%-2.14%
Buildings	0.54%-3.88%	0.54%-3.88%	0.69%-3.88%
Machinery and equipment	-	-	3.24%
Office equipment	0.28%-3.88%	0.28%-3.88%	0.64%-3.88%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

The Company leases machinery and equipment for use in operation with lease terms of 2 years. The Company has purchase options to acquire leasehold machinery and equipment at the end of the lease terms. As of September 30, 2020, the aforementioned lease contract has expired.

d.	Subleases

The Company subleases the right to use its buildings and machinery and equipment under operating leases with lease terms of 1 to 6 years.

The maturity analysis of lease payments receivable under operating subleases is as follows:

	March 31, 2021	December 31, 2020	March 31, 2020

Year 1	$142,551	$144,099	$56,523

e.	Other lease information

	Three Months Ended March 31
	2021	2020

Expenses relating to short-term leases	$1,279,409	$968,113
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$67,572	$47,845

	Three Months Ended March 31
	2021	2020

Total cash outflow for leases	$1,763,360	$1,794,935

16.	INTANGIBLE ASSETS
	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2021	$5,436,602	$22,161,712	$36,238,967	$11,277,701	$75,114,982
Additions	-	471,970	642,617	42	1,114,629
Effect of exchange rate changes	55,673	1,350	6,131	473	63,627

Balance at March 31, 2021	$5,492,275	$22,635,032	$36,887,715	$11,278,216	$76,293,238

Accumulated amortization and impairment

Balance at January 1, 2021	$-	$12,226,066	$30,111,759	$7,008,978	$49,346,803
Additions	-	659,640	963,616	304,195	1,927,451
Effect of exchange rate changes	-	1,350	4,556	390	6,296

Balance at March 31, 2021	$-	$12,887,056	$31,079,931	$7,313,563	$51,280,550

Carrying amounts at January 1, 2021	$5,436,602	$9,935,646	$6,127,208	$4,268,723	$25,768,179
Carrying amounts at March 31, 2021	$5,492,275	$9,747,976	$5,807,784	$3,964,653	$25,012,688

Cost

Balance at January 1, 2020	$5,693,376	$15,854,951	$33,024,010	$8,302,996	$62,875,333
Additions	-	4,927,290	373,644	2,716,819	8,017,753
Disposals or retirements	-	-	(48,828)	-	(48,828)
Effect of exchange rate changes	34,083	(3,794)	(4,777)	(383)	25,129

Balance at March 31, 2020	$5,727,459	$20,778,447	$33,344,049	$11,019,432	$70,869,387

Accumulated amortization and impairment

Balance at January 1, 2020	$-	$9,823,770	$26,502,067	$5,896,468	$42,222,305
Additions	-	367,942	926,104	176,690	1,470,736
Disposals or retirements	-	-	(48,828)	-	(48,828)
Effect of exchange rate changes	-	(3,795)	(2,826)	(276)	(6,897)

Balance at March 31, 2020	$-	$10,187,917	$27,376,517	$6,072,882	$43,637,316

Carrying amounts at January 1, 2020	$5,693,376	$6,031,181	$6,521,943	$2,406,528	$20,653,028
Carrying amounts at March 31, 2020	$5,727,459	$10,590,530	$5,967,532	$4,946,550	$27,232,071

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.0% in its test of impairment as of December 31, 2020 to reflect the relevant specific risk in the cash-generating unit.

17.	SHORT-TERM LOANS
	March 31, 2021	December 31, 2020	March 31, 2020

Unsecured loans
Amount	$137,123,748	$88,559,026	$139,310,384

(Continued)

	March 31, 2021	December 31, 2020	March 31, 2020

Loan content
US$ (in thousands)	$-	$200,000	$1,360,000
EUR (in thousands)	4,109,808	2,398,000	2,944,000
Annual interest rate	(0.26)%-0.01%	(0.54)%-0.33%	0.00%-1.60%
Maturity date	Due by July 2021	Due by February 2021	Due by May 2020

(Concluded)

18.	SHORT-TERM BILLS PAYABLE

March 31, 2020

Commercial papers	$3,000,000
Less: Discounts on commercial papers	(7,142)

$2,992,858

Annual interest rate	0.50%-0.52%

19.	BONDS PAYABLE

	March 31, 2021	December 31, 2020	March 31, 2020

Domestic unsecured bonds	$192,107,000	$173,197,000	$59,300,000
Overseas unsecured bonds	85,521,000	84,291,000	-
Less: Discounts on bonds payable	(789,697)	(782,916)	(24,852)
Less: Current portion	-	(2,600,000)	(12,800,000)

	$276,838,303	$254,105,084	$46,475,148

The Company issued domestic unsecured bonds for the three months ended March 31, 2021, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

110-1	A	March 2021 to March 2026	$4,800,000	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400,000	0.55%	The same as above
	C	March 2021 to March 2031	4,900,000	0.60%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above

20.	LONG-TERM BANK LOANS

	March 31, 2021	December 31, 2020	March 31, 2020

Unsecured loans	$2,660,000	$2,000,000	$-
Less: Discounts on government grants	(36,176)	(32,389)	-

	$2,623,824	$1,967,611	$-

Loan content
Annual interest rate	0.4%-0.6%	0.4%	-
Maturity date	Due by March 2026	Due by September 2025	-

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loan proceeds are used to fund qualifying capital expenditure.

21.	EQUITY
a.	Capital stock

	March 31, 2021	December 31, 2020	March 31, 2020

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380
Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of March 31, 2021, 1,064,288 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,321,442 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	March 31, 2021	December 31, 2020	March 31, 2020

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	-	-
From share of changes in equities of subsidiaries	121,843	121,843	121,843
From share of changes in equities of associates	302,608	302,526	302,310
Donations	40,578	40,578	33,336

	$64,753,607	$56,347,243	$56,339,785

Under the relevant laws, the capital surplus generated from the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds), the difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal and donations may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2020 and 2019 quarterly earnings have been approved by TSMC’s Board of

Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2020	of 2020	of 2020	of 2020
Board of Directors in its	February 9,	November 10,	August 11,	May 12,
meeting	2021	2020	2020	2020

Special capital reserve	$12,420,727	$5,501,351	$11,884,457	$(2,694,841)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$64,825,951
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2019	of 2019	of 2019	of 2019
Board of Directors in its meeting	February 11, 2020	November 12, 2019	August 13, 2019	June 5, 2019

Special capital reserve	$16,893,073	$3,289,166	$(3,338,190)	$(4,723,939)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$51,860,761
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.0

The special capital reserve for 2020 is to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 8, 2021 (expected).

d.	Others

Changes in others were as follows:

	Three Months Ended March 31, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)
Exchange differences arising on translation of foreign operations	7,805,730	-	-	-	7,805,730
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(109,306)	-	-	(109,306)
Debt instruments	-	(1,662,791)	-	-	(1,662,791)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	278,816	-	-	278,816
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(2,986)	-	-	(2,986)
Loss allowance adjustments from debt instruments	-	(244)	-	-	(244)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(41,416)	-	(41,416)
Transferred to initial carrying amount of hedged items	-	-	41,416	-	41,416
Share of other comprehensive income (loss) of associates	25,455	8,147	-	-	33,602
Income tax effect	-	(55,771)	-	-	(55,771)

Balance, end of period	$(49,170,442)	$777,619	$-	$-	$(48,392,823)

	Three Months Ended March 31, 2020
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)
Exchange differences arising on translation of foreign operations	3,034,978	-	-	-	3,034,978
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(43,647)	-	-	(43,647)
Debt instruments	-	(32,962)	-	-	(32,962)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(179,412)	-	-	(179,412)
Loss allowance adjustments from debt instruments	-	1,626	-	-	1,626
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(42,749)	-	(42,749)
Transferred to initial carrying amount of hedged items	-	-	46,569	-	46,569
Share of other comprehensive income (loss) of associates	(86,359)	(3,317)	-	-	(89,676)
Share of unearned stock-based employee compensation of associates	-	-	-	190	190
Income tax effect	-	114	-	-	114

Balance, end of period	$(23,922,781)	$(950,557)	$-	$-	$(24,873,338)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Employee restricted stock awards

On April 22, 2021, TSMC’s Board of Directors approved the issuance of employee restricted stock awards (RSAs) for year 2021 of no more than 2,600 thousand common shares. The grants will be made free of charge. The actual number of shares to be issued will be resolved by the Board of Directors after the RSAs is approved at the shareholders' meeting and by the competent authority.

22.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

Product	Three Months Ended March 31
	2021	2020

Wafer	$322,472,256	$271,649,812
Others	39,937,974	38,947,371

	$362,410,230	$310,597,183

Geography	Three Months Ended March 31
	2021	2020

Taiwan	$57,729,034	$30,235,078
United States	237,363,271	171,574,089
China	23,209,742	68,493,407
Europe, the Middle East and Africa	19,874,058	17,319,245
Japan	14,956,168	17,263,605
Others	9,277,957	5,711,759

	$362,410,230	$310,597,183

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

Platform	Three Months Ended March 31
	2021	2020

Smartphone	$163,207,797	$151,931,277
High Performance Computing	127,843,387	92,993,610
Internet of Things	30,122,731	26,595,813
Automotive	14,605,540	13,061,727
Digital Consumer Electronics	15,414,085	15,577,838
Others	11,216,690	10,436,918

	$362,410,230	$310,597,183

Resolution	Three Months Ended March 31
	2021	2020

5-nanometer	$45,613,201	$-
7-nanometer	111,021,375	95,707,564
10-nanometer	457,038	1,279,497
16-nanometer	45,307,582	51,419,279
20-nanometer	1,201,403	1,852,768
28-nanometer	36,664,175	37,999,954
40/45-nanometer	23,190,957	26,094,254
65-nanometer	15,623,227	15,984,202
90-nanometer	8,724,440	7,671,469
0.11/0.13 micron	8,697,466	7,022,429
0.15/0.18 micron	20,609,550	21,653,001
0.25 micron and above	5,361,842	4,965,395

Wafer revenue	$322,472,256	$271,649,812

b.	Contract balances

	March 31, 2021	December 31, 2020	March 31, 2020	January 1, 2020

Contract liabilities (classified under accrued expenses and other current liabilities)	$25,383,112	$13,775,088	$8,404,051	$6,784,323

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$9,013,776 thousand and NT$3,469,918 thousand for the three months ended March 31, 2021 and 2020, respectively.

23.INTEREST INCOME

	Three Months Ended March 31
	2021	2020
Interest income
Bank deposits	$631,061	$1,913,071
Financial assets at FVTPL	-	586
Financial assets at FVTOCI	626,707	883,976
Financial assets at amortized cost	203,136	191,436

	$1,460,904	$2,989,069

24.	FINANCE COSTS

	Three Months Ended March 31
	2021	2020

Interest expense
Corporate bonds	$715,104	$168,442
Lease liabilities	49,777	68,215
Bank loans	7,129	293,066
Others	85	841

	$772,095	$530,564

25.	OTHER GAINS AND LOSSES, NET

	Three Months Ended March 31
	2021	2020

Gain on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$2,986	$179,412
Loss on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(3,354,527)	(90,963)
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	244	(1,626)
Financial assets at amortized cost	253	-
Other gains (losses), net	139,249	(132,055)

	$(3,211,795)	$(45,232)

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended March 31
	2021	2020

Current income tax expense
Current tax expense recognized in the current period	$20,456,956	$16,387,346
Income tax adjustments on prior years	-	28,402
Other income tax adjustments	38,385	33,261
	20,495,341	16,449,009
Deferred income tax benefit
The origination and reversal of temporary differences	(3,854,881)	(1,364,724)
Investment tax credits	(1,314,820)	-
	(5,169,701)	(1,364,724)
Income tax expense recognized in profit or loss	$15,325,640	$15,084,285

b.Income tax expense recognized in other comprehensive income

	Three Months Ended March 31
	2021	2020

Deferred income tax benefit (expense)
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	$(55,771)	$114

c.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2018. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Three Months Ended March 31
	2021	2020

Basic EPS	$5.39	$4.51
Diluted EPS	$5.39	$4.51

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended March 31, 2021

Basic/Diluted EPS
Net income available to common shareholders of the parent	$139,690,493	25,930,380	$5.39

Three months ended March 31, 2020

Basic/Diluted EPS
Net income available to common shareholders of the parent	$116,986,720	25,930,380	$4.51

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE
	Three Months Ended March 31
	2021	2020

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$92,234,075	$60,839,984
Recognized in operating expenses	6,666,175	6,237,895
Recognized in other operating income and expenses	72,617	5,862

	$98,972,867	$67,083,741

b.Amortization of intangible assets

Recognized in cost of revenue	$1,286,904	$895,398
Recognized in operating expenses	640,547	575,338

	$1,927,451	$1,470,736

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$770,255	$680,824
Defined benefit plans	48,111	51,215
	818,366	732,039
Other employee benefits	37,264,098	31,787,671

	$38,082,464	$32,519,710

Employee benefits expense summarized by function
Recognized in cost of revenue	$22,806,447	$19,444,500
Recognized in operating expenses	15,276,017	13,075,210

	$38,082,464	$32,519,710

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended March 31
	2021	2020

Profit sharing bonus to employees	$8,338,300	$7,853,916

TSMC’s profit sharing bonus to employees and compensation to directors for 2020 and 2019 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2020	2019
	February 9,	February 11,
Resolution Date of TSMC’s Board of Directors in its meeting	2021	2020

Profit sharing bonus to employees	$34,753,184	$23,165,745
Compensation to directors	$509,753	$360,404

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2020 and 2019, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.CASH FLOW INFORMATION

a.	Non-cash transactions

	Three Months Ended March 31
	2021	2020

Additions of financial assets at FVTOCI	$85,487,657	$59,702,728
Conversion of convertible bonds into equity securities	-	(120,548)
Changes in accrued expenses and other current liabilities	(7,825,255)	(3,053,786)

Payments for acquisition of financial assets at FVTOCI	$77,662,402	$56,528,394

Disposal of financial assets at FVTOCI	$82,609,350	$59,050,681
Changes in other financial assets	(1,441,559)	(1,864,753)

Proceeds from disposal of financial assets at FVTOCI	$81,167,791	$57,185,928

(Continued)

	Three Months Ended March 31
	2021	2020

Additions of property, plant and equipment	$201,066,170	$152,562,317
Changes in other financial assets	25,275	381,464
Changes in payables to contractors and equipment suppliers	46,978,696	39,662,414
Transferred to initial carrying amount of hedged items	(41,416)	(46,569)

Payments for acquisition of property, plant and equipment	$248,028,725	$192,559,626

Additions of intangible assets	$1,114,629	$8,017,753
Changes in other financial assets	2,216	2,285
Changes in account payable	-	191,430
Changes in accrued expenses and other current liabilities	(536,151)	(7,365,384)

Payments for acquisition of intangible assets	$580,694	$846,084

(Concluded)

b.	Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of March 31, 2021

Short-term loans	$88,559,026	$52,072,068	$(3,379,508)	$-	$(127,838)	$137,123,748
Bonds payable	256,705,084	18,478,298	1,630,604	-	24,317	276,838,303
Long-term bank loans	1,967,611	660,000	-	-	(3,787)	2,623,824
Lease liabilities	22,388,674	(569,543)	7,068	1,096,355	49,777	22,972,331

Total	$369,620,395	$70,640,823	$(1,741,836)	$1,096,355	$(57,531)	$439,558,206

			Non-cash changes
	Balance as of January 1, 2020	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of March 31, 2020

Short-term loans	$118,522,290	$20,348,002	$440,092	$-	$-	$139,310,384
Short-term bills payable	-	2,992,197	-	-	661	2,992,858
Bonds payable	56,900,000	2,375,079	-	-	69	59,275,148
Lease liabilities	17,316,917	(784,284)	22,733	5,188,497	68,215	21,812,078

Total	$192,739,207	$24,930,994	$462,825	$5,188,497	$68,945	$223,390,468

Note:

Other changes include discounts on short-term loans, amortization of bonds payable, amortization of long-term bank loan interest subsidy, financial cost of lease liabilities and amortization of short-term bills payable.

30.FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	March 31, 2021	December 31, 2020	March 31, 2020

Financial assets
FVTPL (Note 1)	$26,897	$2,259,412	$1,254,253
FVTOCI (Note 2)	132,771,452	129,918,694	137,292,285
Hedging financial assets	64,349	47	-
Amortized cost (Note 3)	856,551,656	826,293,705	593,661,436

	$989,414,354	$958,471,858	$732,207,974

(Continued)

	March 31, 2021	December 31, 2020	March 31, 2020

Financial liabilities
FVTPL (Note 4)	$1,958,208	$94,128	$980,241
Hedging financial liabilities	-	1,169	109,826
Amortized cost (Note 5)	778,356,988	748,129,332	531,736,073

	$780,315,196	$748,224,629	$532,826,140

(Concluded)

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net), equity and debt investments.

Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4:	Held for trading.

Note 5:

Including short-term loans, short-term bills payable, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans and guarantee deposits.

b.	Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the three months ended March 31, 2021 and 2020, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$119,478 thousand and NT$714,775 thousand for the three months ended March 31, 2021 and 2020, respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily related to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate futures to partially hedge the interest rate risk on its fixed income investments. However, these hedges can offset only a small portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,830,396 thousand and NT$2,903,800 thousand for the three months ended March 31, 2021 and 2020, respectively.

The majority of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect the future cash flows and the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the three months ended March 31, 2021 and 2020, the other comprehensive income would have decreased by NT$435,500 thousand and NT$413,365 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable is from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of March 31, 2021, December 31, 2020 and March 31, 2020, the Company’s ten largest customers accounted for 81%, 79% and 78% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the three months ended March 31, 2021 and 2020, the expected credit loss increased NT$72 thousand and NT$1,954 thousand, respectively. The changes were mainly due to investment portfolio adjustment.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

March 31, 2021

Non-derivative financial liabilities

Short-term loans	$137,010,603	$-	$-	$-	$137,010,603
Accounts payable (including related parties)	38,598,105	-	-	-	38,598,105
Payables to contractors and equipment suppliers	109,037,744	-	-	-	109,037,744
Accrued expenses and other current liabilities	84,040,207	-	-	-	84,040,207
Bonds payable	2,857,268	27,814,618	65,387,462	224,879,168	320,938,516
Long-term bank loans	11,918	1,268,093	1,417,817	-	2,697,828
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,066,589	3,531,137	3,255,856	15,547,402	24,400,984
	373,622,434	32,613,848	70,061,135	240,426,570	716,723,987

Derivative financial instruments

Forward exchange contracts
Outflows	202,369,428	-	-	-	202,369,428
Inflows	(201,120,385)	-	-	-	(201,120,385)
	1,249,043	-	-	-	1,249,043

	$374,871,477	$32,613,848	$70,061,135	$240,426,570	$717,973,030

December 31, 2020

Non-derivative financial liabilities

Short-term loans	$88,557,526	$-	$-	$-	$88,557,526
Accounts payable (including related parties)	41,095,002	-	-	-	41,095,002
Payables to contractors and equipment suppliers	157,804,961	-	-	-	157,804,961
Accrued expenses and other current liabilities	71,995,747	-	-	-	71,995,747
Bonds payable	5,327,971	27,631,589	59,986,812	207,152,135	300,098,507
Long-term bank loans	8,000	847,389	1,170,944	-	2,026,333
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,024,212	3,566,719	3,198,845	15,067,857	23,857,633
	366,813,419	32,045,697	64,356,601	222,219,992	685,435,709

Derivative financial instruments

Forward exchange contracts
Outflows	177,764,155	-	-	-	177,764,155
Inflows	(181,457,960)	-	-	-	(181,457,960)
	(3,693,805)	-	-	-	(3,693,805)

	$363,119,614	$32,045,697	$64,356,601	$222,219,992	$681,741,904

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

March 31, 2020

Non-derivative financial liabilities

Short-term loans	$139,328,860	$-	$-	$-	$139,328,860
Short-term bills payable	3,000,000	-	-	-	3,000,000
Accounts payable (including related parties)	39,774,214	-	-	-	39,774,214
Payables to contractors and equipment suppliers	101,466,057	-	-	-	101,466,057
Accrued expenses and other current liabilities	59,020,896	-	-	-	59,020,896
Bonds payable	13,432,174	17,428,125	9,442,842	21,463,355	61,766,496
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,524,171	3,475,775	3,156,510	14,299,301	23,455,757
	358,546,372	20,903,900	12,599,352	35,762,656	427,812,280

Derivative financial instruments

Forward exchange contracts
Outflows	214,398,608	-	-	-	214,398,608
Inflows	(215,631,561)	-	-	-	(215,631,561)
	(1,232,953)	-	-	-	(1,232,953)

	$357,313,419	$20,903,900	$12,599,352	$35,762,656	$426,579,327

(Concluded)

Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

March 31, 2021

Lease liabilities	$7,636,929	$5,364,218	$2,363,051	$183,204	$15,547,402

December 31, 2020

Lease liabilities	$7,401,969	$5,253,877	$2,255,185	$156,826	$15,067,857

March 31, 2020

Lease liabilities	$6,972,775	$5,045,286	$2,242,470	$38,770	$14,299,301

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2021
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$26,897	$-	$26,897

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$56,344,907	$-	$56,344,907
Agency bonds/Agency mortgage-backed securities	-	43,032,383	-	43,032,383
Government bonds	18,330,490	182,306	-	18,512,796
Asset-backed securities	-	7,110,253	-	7,110,253
Commercial paper	-	151,187	-	151,187
Investments in equity instruments
Non-publicly traded equity investments	-	-	4,401,224	4,401,224
Publicly traded stocks	56,781	-	-	56,781
Notes and accounts receivable, net	-	3,161,921	-	3,161,921

	$18,387,271	$109,982,957	$4,401,224	$132,771,452

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$64,349	$-	$-	$64,349

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$1,958,208	$-	$1,958,208

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$2,259,412	$-	$2,259,412

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$56,593,623	$-	$56,593,623
Agency bonds/Agency mortgage-backed securities	-	43,977,113	-	43,977,113
Government bonds	13,279,154	180,349	-	13,459,503
Asset-backed securities	-	8,368,264	-	8,368,264

(Continued)

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Investments in equity instruments
Non-publicly traded equity investments	$-	$-	$4,514,940	$4,514,940
Publicly traded stocks	49,950	-	-	49,950
Notes and accounts receivable, net	-	2,955,301	-	2,955,301

	$13,329,104	$112,074,650	$4,514,940	$129,918,694

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$47	$-	$-	$47

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$94,128	$-	$94,128

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$1,169	$-	$-	$1,169

(Concluded)

Because certain equity investment’s quoted price (unadjusted) in active markets became available in the fourth quarter of 2020, its fair value hierarchy was transferred from Level 2 to Level 1.

	March 31, 2020
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$1,216,560	$-	$1,216,560
Agency mortgage-backed securities	-	37,693	-	37,693

	$-	$1,254,253	$-	$1,254,253

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$56,092,287	$-	$56,092,287
Agency bonds/Agency mortgage-backed securities	-	50,881,130	-	50,881,130
Government bonds	10,981,492	145,786	-	11,127,278
Asset-backed securities	-	11,118,582	-	11,118,582
Investments in equity instruments
Non-publicly traded equity investments	-	28,492	4,212,832	4,241,324
Notes and accounts receivable, net	-	3,831,684	-	3,831,684

	$10,981,492	$122,097,961	$4,212,832	$137,292,285

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$980,241	$-	$980,241

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$109,826	$-	$-	$109,826

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the three months ended March 31, 2021 and 2020 are as follows:

	Three Months Ended March 31
	2021	2020

Balance, beginning of period	$4,514,940	$4,208,900
Additions	13,654	13,064
Recognized in profit or loss	-	(3,821)
Recognized in other comprehensive income	(115,193)	(33,052)
Disposals and proceeds from return of capital of investments	(62,837)	-
Effect of exchange rate changes	50,660	27,741

Balance, end of period	$4,401,224	$4,212,832

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

●

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, government bonds, commercial paper and non-publicly traded equity investments - equity investments trading on the Emerging Stock Board are determined by quoted market prices provided by third party pricing services.

●	The fair values of forward exchange contracts are measured using forward exchange rates and discount rates derived from quoted market prices.
●	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On March 31, 2021, December 31, 2020 and March 31, 2020, the Company uses unobservable inputs derived from discount for lack of marketability by 10%. When other inputs remain equal, the fair value will decrease by NT$37,450 thousand, NT$39,006 thousand and NT$34,937 thousand, respectively, if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	March 31, 2021
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$11,128,832	$11,184,551

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$276,838,303	$271,608,448

	December 31, 2020
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$10,970,199	$11,053,550

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$256,705,084	$257,551,196

	March 31, 2020
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$7,712,526	$7,623,253

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$59,275,148	$60,091,863
Short-term bills payable	2,992,858	2,989,622

	$62,268,006	$63,081,485

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

The fair value of the Company’s short-term bills payable is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Three Months Ended March 31
		2021	2020

Item	Related Party Categories

Net revenue from sale of goods	Associates	$1,631,091	$1,817,399

Net revenue from royalties	Associates	$51,982	$51,547

c.	Purchases

	Three Months Ended March 31
	2021	2020

Related Party Categories

Associates	$1,896,521	$1,714,333

d.	Receivables from related parties

		March 31, 2021	December 31, 2020	March 31, 2020

Item	Related Party Name/Categories

Receivables from	GUC	$203,167	$370,643	$275,942
related parties	Xintec	132,405	187,488	151,946

		$335,572	$558,131	$427,888

Other receivables	SSMC	$48,552	$45,291	$48,461
from related	VIS	4,036	4,311	10,664
parties	Other associates	3	1,043	1,045

		$52,591	$50,645	$60,170

e.	Payables to related parties

		March 31, 2021	December 31, 2020	March 31, 2020

Item	Related Party Name/Categories

Payables to related	Xintec	$1,086,853	$1,358,624	$793,763
parties	SSMC	463,966	400,819	430,648
	VIS	376,826	311,406	244,861
	Others	17,345	36,869	21,907

		$1,944,990	$2,107,718	$1,491,179

f.	Others

		Three Months Ended March 31
		2021	2020

Item	Related Party Categories

Manufacturing expenses	Associates	$1,616,906	$957,286

Research and development expenses	Associates	$42,718	$21,602

General and administrative expenses	Other related parties	$35,000	$30,000

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

g.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended March 31
	2021	2020

Short-term employee benefits	$612,559	$558,301
Post-employment benefits	719	652

	$613,278	$558,953

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and market trends.

32.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements and energy purchase agreements. As of March 31, 2021, December 31, 2020 and March 31, 2020, the aforementioned other financial assets amounted to NT$187,454 thousand, NT$135,375 thousand and NT$115,060 thousand, respectively.

33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of March 31, 2021, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of March 31, 2021.

c.	TSMC entered into long-term purchase agreements of materials and supplies with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

d.	TSMC entered into a long-term purchase agreement of equipment. The relative purchase quantity and price are specified in the agreement.

e.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative purchase period, quantity and price are specified in the agreements.

f.	Amounts available under unused letters of credit as of March 31, 2021, December 31, 2020 and March 31, 2020 were NT$57,014 thousand, NT$56,194 thousand and NT$60,478 thousand, respectively.

34.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

March 31, 2021

Financial assets

Monetary items
USD	$6,540,695	28.507		$186,455,585
USD	1,463,976	6.557	(Note 2)	41,733,577
EUR	7,432	33.365		247,962
JPY	9,955,724	0.2578		2,566,586

Financial liabilities

Monetary items
USD	6,463,941	28.507		184,267,559
EUR	4,166,735	33.365		139,023,117
JPY	93,826,378	0.2578		24,188,440

December 31, 2020

Financial assets

Monetary items
USD	6,984,545	28.097		196,244,748
USD	785,171	6.540	(Note 2)	22,060,962
EUR	13,820	34.587		478,002
JPY	83,593,234	0.2729		22,812,594

Financial liabilities

Monetary items
USD	6,966,889	28.097		195,748,671
EUR	4,150,215	34.587		143,543,499
JPY	105,112,663	0.2729		28,685,246

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

March 31, 2020

Financial assets

Monetary items
USD	4,894,616	30.239		148,008,282
USD	440,722	7.093	(Note 2)	13,326,995
EUR	9,063	33.351		302,276
JPY	79,502,028	0.2796		22,228,767

Financial liabilities

Monetary items
USD	7,142,327	30.239		215,976,813
EUR	3,587,165	33.351		119,635,540
JPY	76,647,662	0.2796		21,430,686

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months ended March 31, 2021 and 2020, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

35.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: See Table 1 attached;

b.	Endorsement/guarantee provided: See Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.	Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.	Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

36.	OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																		Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	35,194,690 5,800,000 350,000	)& )	$ (RMB (US$	35,194,690 5,800,000 350,000	)& )	$ (RMB	20,869,440 4,800,000)	1.50%	The need for long-term financing	$-	Operating capital	$-	-	$-	$67,206,326	$67,206,326
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	88,371,700 3,100,000)		(US$	88,371,700 3,100,000)		(US$	88,371,700 3,100,000)	0.00%	The need for short-term financing	-	Operating capital	-	-	-	386,772,566	386,772,566

Note 1:	The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 2:	The aggregate amount available for lending to TSMC from TSMC Global shall not exceed the net worth of TSMC Global.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$484,734,099	$ (US$	2,372,162 83,213)	$ (US$	2,372,162 83,213)	$ (US$	2,372,162 83,213)	$-	0.12%	$484,734,099	Yes	No	No
		TSMC Global	Subsidiary	484,734,099	(US$	213,802,500 7,500,000)	(US$	213,802,500 7,500,000)	(US$	85,521,000 3,000,000)	-	11.03%	484,734,099	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	193,893,640	(JPY	340,296 1,320,000)	(JPY	340,296 1,320,000)	(JPY	340,296 1,320,000)	-	0.02%	193,893,640	No	No	No

Note 1: The total amount of the endorsement/guarantee provided by TSMC to TSMC North America and TSMC Global shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2: The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed ten percent (10%) of TSMC’s net worth.

Note 3: The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

MARCH 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230		$441,762	10		$441,762
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	322,728		7	322,728
	Global Investment Holdings Co., LTD	-	〃	10,442	93,594		6	93,594
	W.K. Technology Fund IV	-	〃	202	262		2	262
	Crimson Asia Capital	-	〃	-	-		1	-

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	21,345	6	US$	21,345
	China Walden Venture Investments II, L.P.	-	〃	-	US$	11,957	9	US$	11,957
	China Walden Venture Investments III, L.P.	-	〃	-	US$	4,818	4	US$	4,818
	Inpria Corporation	-	〃	1,778	US$	3,600	4	US$	3,600
	Mcube Inc.	-	〃	6,333	-		10	-
	Tela Innovations	-	〃	10,440	-		25	-

TSMC Global	Corporate bond
	Bank of America Corp	-	Financial assets at fair value through other comprehensive income	-	US$	58,881	N/A	US$	58,881
	Morgan Stanley	-	〃	-	US$	47,535	N/A	US$	47,535
	Goldman Sachs Group Inc/The	-	〃	-	US$	41,564	N/A	US$	41,564
	Citigroup Inc	-	〃	-	US$	34,922	N/A	US$	34,922
	JPMorgan Chase & Co	-	〃	-	US$	34,361	N/A	US$	34,361
	AbbVie Inc	-	〃	-	US$	33,150	N/A	US$	33,150
	Mitsubishi UFJ Financial Group Inc	-	〃	-	US$	33,140	N/A	US$	33,140
	Wells Fargo & Co	-	〃	-	US$	27,115	N/A	US$	27,115
	Sumitomo Mitsui Financial Group Inc	-	〃	-	US$	26,716	N/A	US$	26,716
	Lloyds Banking Group PLC	-	〃	-	US$	24,138	N/A	US$	24,138
	Mizuho Financial Group Inc	-	〃	-	US$	21,873	N/A	US$	21,873
	Oracle Corp	-	〃	-	US$	21,788	N/A	US$	21,788
	Apple Inc	-	〃	-	US$	21,271	N/A	US$	21,271
	Verizon Communications Inc	-	〃	-	US$	19,503	N/A	US$	19,503
	Athene Global Funding	-	〃	-	US$	18,467	N/A	US$	18,467
	AT&T Inc	-	〃	-	US$	17,810	N/A	US$	17,810
	HSBC Holdings PLC	-	〃	-	US$	17,364	N/A	US$	17,364
	NTT Finance Corp	-	〃	-	US$	16,046	N/A	US$	16,046
	Nordea Bank Abp	-	〃	-	US$	15,780	N/A	US$	15,780
	Hyundai Capital America	-	〃	-	US$	15,771	N/A	US$	15,771
	Volkswagen Group of America Finance LLC	-	〃	-	US$	15,592	N/A	US$	15,592
	BP Capital Markets America Inc	-	〃	-	US$	15,535	N/A	US$	15,535
	Metropolitan Life Global Funding I	-	〃	-	US$	14,853	N/A	US$	14,853
	Toyota Motor Credit Corp	-	〃	-	US$	14,734	N/A	US$	14,734
	Comcast Corp	-	〃	-	US$	14,649	N/A	US$	14,649

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Banco Santander SA	-	Financial assets at fair value through other comprehensive income	-	US$	14,195	N/A	US$	14,195
	Toronto-Dominion Bank/The	-	〃	-	US$	13,709	N/A	US$	13,709
	BNP Paribas SA	-	〃	-	US$	13,638	N/A	US$	13,638
	NatWest Markets PLC	-	〃	-	US$	13,240	N/A	US$	13,240
	Roper Technologies Inc	-	〃	-	US$	12,976	N/A	US$	12,976
	Banque Federative du Credit Mutuel SA	-	〃	-	US$	12,936	N/A	US$	12,936
	Sumitomo Mitsui Trust Bank Ltd	-	〃	-	US$	12,859	N/A	US$	12,859
	Nationwide Building Society	-	〃	-	US$	12,794	N/A	US$	12,794
	UBS Group Funding Switzerland AG	-	〃	-	US$	12,611	N/A	US$	12,611
	Royal Bank of Canada	-	〃	-	US$	12,511	N/A	US$	12,511
	Chevron Corp	-	〃	-	US$	12,492	N/A	US$	12,492
	NextEra Energy Capital Holdings Inc	-	〃	-	US$	12,289	N/A	US$	12,289
	Barclays PLC	-	〃	-	US$	11,888	N/A	US$	11,888
	National Securities Clearing Corp	-	〃	-	US$	11,838	N/A	US$	11,838
	Principal Life Global Funding II	-	〃	-	US$	11,604	N/A	US$	11,604
	Bristol-Myers Squibb Co	-	〃	-	US$	11,542	N/A	US$	11,542
	Equifax Inc	-	〃	-	US$	11,427	N/A	US$	11,427
	Societe Generale SA	-	〃	-	US$	11,381	N/A	US$	11,381
	Protective Life Global Funding	-	〃	-	US$	10,995	N/A	US$	10,995
	Credit Suisse AG/New York NY	-	〃	-	US$	10,885	N/A	US$	10,885
	BPCE SA	-	〃	-	US$	10,828	N/A	US$	10,828
	American International Group Inc	-	〃	-	US$	10,800	N/A	US$	10,800
	Amazon.com Inc	-	〃	-	US$	10,603	N/A	US$	10,603
	TJX Cos Inc/The	-	〃	-	US$	10,261	N/A	US$	10,261
	Cox Communications Inc	-	〃	-	US$	10,179	N/A	US$	10,179
	Equinor ASA	-	〃	-	US$	10,139	N/A	US$	10,139
	DTE Energy Co	-	〃	-	US$	10,087	N/A	US$	10,087
	Bank of Montreal	-	〃	-	US$	10,013	N/A	US$	10,013
	US Bancorp	-	〃	-	US$	9,934	N/A	US$	9,934
	Santander UK PLC	-	〃	-	US$	9,801	N/A	US$	9,801
	Guardian Life Global Funding	-	〃	-	US$	9,465	N/A	US$	9,465
	Bank of Nova Scotia/The	-	〃	-	US$	9,460	N/A	US$	9,460
	Daimler Finance North America LLC	-	〃	-	US$	9,450	N/A	US$	9,450
	Canadian Imperial Bank of Commerce	-	〃	-	US$	9,203	N/A	US$	9,203
	Siemens Financieringsmaatschappij NV	-	〃	-	US$	9,087	N/A	US$	9,087
	Shire Acquisitions Investments Ireland DAC	-	〃	-	US$	9,077	N/A	US$	9,077
	NIKE Inc	-	〃	-	US$	9,038	N/A	US$	9,038
	Jackson National Life Global Funding	-	〃	-	US$	8,832	N/A	US$	8,832
	New York Life Global Funding	-	〃	-	US$	8,712	N/A	US$	8,712
	Cargill Inc	-	〃	-	US$	8,621	N/A	US$	8,621
	Government National Mortgage Association	-	〃	-	US$	8,333	N/A	US$	8,333
	General Electric Co	-	〃	-	US$	8,215	N/A	US$	8,215
	Inter-American Development Bank	-	〃	-	US$	8,105	N/A	US$	8,105
	Tencent Holdings Ltd	-	〃	-	US$	8,056	N/A	US$	8,056
	Suncorp-Metway Ltd	-	〃	-	US$	8,056	N/A	US$	8,056
	AIG Global Funding	-	〃	-	US$	7,826	N/A	US$	7,826
	Credit Agricole SA/London	-	〃	-	US$	7,752	N/A	US$	7,752
	Charles Schwab Corp/The	-	〃	-	US$	7,555	N/A	US$	7,555
	Exxon Mobil Corp	-	〃	-	US$	7,450	N/A	US$	7,450

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	ING Groep NV	-	Financial assets at fair value through other comprehensive income	-	US$	7,304	N/A	US$	7,304
	Great-West Lifeco US Finance 2020 LP	-	〃	-	US$	7,299	N/A	US$	7,299
	Credit Suisse Group AG	-	〃	-	US$	7,296	N/A	US$	7,296
	Prudential Funding LLC	-	〃	-	US$	7,294	N/A	US$	7,294
	Intuit Inc	-	〃	-	US$	7,247	N/A	US$	7,247
	Huntington Bancshares Inc/OH	-	〃	-	US$	7,171	N/A	US$	7,171
	AstraZeneca PLC	-	〃	-	US$	7,113	N/A	US$	7,113
	Fiserv Inc	-	〃	-	US$	6,824	N/A	US$	6,824
	BMW US Capital LLC	-	〃	-	US$	6,682	N/A	US$	6,682
	Sprint Spectrum Co LLC / Sprint Spectrum Co II LLC / Sprint Spectrum Co III LLC	-	〃	-	US$	6,604	N/A	US$	6,604
	Sompo International Holdings Ltd	-	〃	-	US$	6,567	N/A	US$	6,567
	Macquarie Bank Ltd	-	〃	-	US$	6,559	N/A	US$	6,559
	American Honda Finance Corp	-	〃	-	US$	6,305	N/A	US$	6,305
	Scentre Group Trust 1 / Scentre Group Trust 2	-	〃	-	US$	6,281	N/A	US$	6,281
	Bank of New York Mellon Corp/The	-	〃	-	US$	6,186	N/A	US$	6,186
	UBS Group AG	-	〃	-	US$	6,143	N/A	US$	6,143
	Standard Chartered PLC	-	〃	-	US$	6,138	N/A	US$	6,138
	WPP Finance 2010	-	〃	-	US$	6,133	N/A	US$	6,133
	UnitedHealth Group Inc	-	〃	-	US$	6,099	N/A	US$	6,099
	Analog Devices Inc	-	〃	-	US$	5,925	N/A	US$	5,925
	WP Carey Inc	-	〃	-	US$	5,920	N/A	US$	5,920
	CVS Health Corp	-	〃	-	US$	5,917	N/A	US$	5,917
	Cigna Corp	-	〃	-	US$	5,915	N/A	US$	5,915
	Capital One NA	-	〃	-	US$	5,890	N/A	US$	5,890
	Intercontinental Exchange Inc	-	〃	-	US$	5,849	N/A	US$	5,849
	Alabama Power Co	-	〃	-	US$	5,776	N/A	US$	5,776
	Shell International Finance BV	-	〃	-	US$	5,754	N/A	US$	5,754
	American Express Co	-	〃	-	US$	5,703	N/A	US$	5,703
	Capital One Financial Corp	-	〃	-	US$	5,571	N/A	US$	5,571
	Kreditanstalt fuer Wiederaufbau	-	〃	-	US$	5,571	N/A	US$	5,571
	Equitable Financial Life Global Funding	-	〃	-	US$	5,486	N/A	US$	5,486
	Intel Corp	-	〃	-	US$	5,442	N/A	US$	5,442
	Fox Corp	-	〃	-	US$	5,392	N/A	US$	5,392
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	5,388	N/A	US$	5,388
	Thermo Fisher Scientific Inc	-	〃	-	US$	5,387	N/A	US$	5,387
	Georgia-Pacific LLC	-	〃	-	US$	5,348	N/A	US$	5,348
	BB&T Corp	-	〃	-	US$	5,347	N/A	US$	5,347
	Dominion Energy Gas Holdings LLC	-	〃	-	US$	5,334	N/A	US$	5,334
	Fifth Third Bancorp	-	〃	-	US$	5,329	N/A	US$	5,329
	Sempra Energy	-	〃	-	US$	5,202	N/A	US$	5,202
	National Bank of Canada	-	〃	-	US$	5,185	N/A	US$	5,185
	Merck & Co Inc	-	〃	-	US$	5,170	N/A	US$	5,170
	Federation des Caisses Desjardins du Quebec	-	〃	-	US$	5,151	N/A	US$	5,151
	Enel Finance International NV	-	〃	-	US$	4,957	N/A	US$	4,957
	Five Corners Funding Trust	-	〃	-	US$	4,941	N/A	US$	4,941
	Svenska Handelsbanken AB	-	〃	-	US$	4,930	N/A	US$	4,930
	Skandinaviska Enskilda Banken AB	-	〃	-	US$	4,905	N/A	US$	4,905
	Pacific Life Global Funding II	-	〃	-	US$	4,885	N/A	US$	4,885

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Danske Bank A/S	-	Financial assets at fair value through other comprehensive income	-	US$	4,873	N/A	US$	4,873
	7-Eleven Inc	-	〃	-	US$	4,771	N/A	US$	4,771
	DNB Bank ASA	-	〃	-	US$	4,679	N/A	US$	4,679
	Eversource Energy	-	〃	-	US$	4,605	N/A	US$	4,605
	Roche Holdings Inc	-	〃	-	US$	4,602	N/A	US$	4,602
	Florida Power & Light Co	-	〃	-	US$	4,480	N/A	US$	4,480
	Truist Bank	-	〃	-	US$	4,430	N/A	US$	4,430
	Swedbank AB	-	〃	-	US$	4,377	N/A	US$	4,377
	MPLX LP	-	〃	-	US$	4,346	N/A	US$	4,346
	NiSource Inc	-	〃	-	US$	4,325	N/A	US$	4,325
	Royal Bank of Scotland Group PLC	-	〃	-	US$	4,266	N/A	US$	4,266
	Cooperatieve Rabobank UA	-	〃	-	US$	4,266	N/A	US$	4,266
	Alimentation Couche-Tard Inc	-	〃	-	US$	4,221	N/A	US$	4,221
	John Deere Capital Corp	-	〃	-	US$	4,220	N/A	US$	4,220
	ERAC USA Finance LLC	-	〃	-	US$	4,207	N/A	US$	4,207
	Dominion Energy Inc	-	〃	-	US$	4,176	N/A	US$	4,176
	Exelon Corp	-	〃	-	US$	4,163	N/A	US$	4,163
	European Bank for Reconstruction & Development	-	〃	-	US$	4,146	N/A	US$	4,146
	Ameren Corp	-	〃	-	US$	4,114	N/A	US$	4,114
	Pricoa Global Funding I	-	〃	-	US$	4,085	N/A	US$	4,085
	American Express Credit Corp	-	〃	-	US$	4,080	N/A	US$	4,080
	Ameriprise Financial Inc	-	〃	-	US$	4,078	N/A	US$	4,078
	Bayer US Finance II LLC	-	〃	-	US$	4,075	N/A	US$	4,075
	Santander UK Group Holdings PLC	-	〃	-	US$	4,071	N/A	US$	4,071
	Barclays Bank PLC	-	〃	-	US$	4,057	N/A	US$	4,057
	BAT International Finance PLC	-	〃	-	US$	4,041	N/A	US$	4,041
	Banco Bilbao Vizcaya Argentaria SA	-	〃	-	US$	4,010	N/A	US$	4,010
	BOC Aviation Ltd	-	〃	-	US$	4,006	N/A	US$	4,006
	BorgWarner Inc	-	〃	-	US$	3,978	N/A	US$	3,978
	Welltower Inc	-	〃	-	US$	3,948	N/A	US$	3,948
	Compass Bank	-	〃	-	US$	3,919	N/A	US$	3,919
	VF Corp	-	〃	-	US$	3,878	N/A	US$	3,878
	BG Energy Capital PLC	-	〃	-	US$	3,822	N/A	US$	3,822
	Berkshire Hathaway Energy Co	-	〃	-	US$	3,807	N/A	US$	3,807
	Reckitt Benckiser Treasury Services PLC	-	〃	-	US$	3,785	N/A	US$	3,785
	Fidelity National Information Services Inc	-	〃	-	US$	3,750	N/A	US$	3,750
	Monongahela Power Co	-	〃	-	US$	3,739	N/A	US$	3,739
	Public Storage	-	〃	-	US$	3,702	N/A	US$	3,702
	Diageo Capital PLC	-	〃	-	US$	3,614	N/A	US$	3,614
	Phillips 66	-	〃	-	US$	3,596	N/A	US$	3,596
	Verisk Analytics Inc	-	〃	-	US$	3,580	N/A	US$	3,580
	Nomura Holdings Inc	-	〃	-	US$	3,510	N/A	US$	3,510
	Laboratory Corp of America Holdings	-	〃	-	US$	3,503	N/A	US$	3,503
	BAT Capital Corp	-	〃	-	US$	3,502	N/A	US$	3,502
	Gilead Sciences Inc	-	〃	-	US$	3,487	N/A	US$	3,487
	Pfizer Inc	-	〃	-	US$	3,454	N/A	US$	3,454
	Pioneer Natural Resources Co	-	〃	-	US$	3,453	N/A	US$	3,453
	HSBC Bank Canada	-	〃	-	US$	3,436	N/A	US$	3,436
	Hewlett Packard Enterprise Co	-	〃	-	US$	3,401	N/A	US$	3,401

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Southern California Edison Co	-	Financial assets at fair value through other comprehensive income	-	US$	3,350	N/A	US$	3,350
	Western Union Co/The	-	〃	-	US$	3,315	N/A	US$	3,315
	Johnson & Johnson	-	〃	-	US$	3,274	N/A	US$	3,274
	ONE Gas Inc	-	〃	-	US$	3,269	N/A	US$	3,269
	Essex Portfolio LP	-	〃	-	US$	3,263	N/A	US$	3,263
	CNA Financial Corp	-	〃	-	US$	3,261	N/A	US$	3,261
	PNC Bank NA	-	〃	-	US$	3,245	N/A	US$	3,245
	Texas Instruments Inc	-	〃	-	US$	3,227	N/A	US$	3,227
	Avangrid Inc	-	〃	-	US$	3,208	N/A	US$	3,208
	Ralph Lauren Corp	-	〃	-	US$	3,199	N/A	US$	3,199
	Oncor Electric Delivery Co LLC	-	〃	-	US$	3,176	N/A	US$	3,176
	Macquarie Group Ltd	-	〃	-	US$	3,170	N/A	US$	3,170
	Baidu Inc	-	〃	-	US$	3,164	N/A	US$	3,164
	Novartis Capital Corp	-	〃	-	US$	3,083	N/A	US$	3,083
	Zions Bancorp NA	-	〃	-	US$	3,037	N/A	US$	3,037
	Stryker Corp	-	〃	-	US$	3,032	N/A	US$	3,032
	Microsoft Corp	-	〃	-	US$	3,011	N/A	US$	3,011
	Walt Disney Co/The	-	〃	-	US$	2,992	N/A	US$	2,992
	Penske Truck Leasing Co Lp / PTL Finance Corp	-	〃	-	US$	2,913	N/A	US$	2,913
	Philip Morris International Inc	-	〃	-	US$	2,900	N/A	US$	2,900
	Xcel Energy Inc	-	〃	-	US$	2,881	N/A	US$	2,881
	Ventas Realty LP	-	〃	-	US$	2,875	N/A	US$	2,875
	American Electric Power Co Inc	-	〃	-	US$	2,859	N/A	US$	2,859
	Fannie Mae or Freddie Mac	-	〃	-	US$	2,833	N/A	US$	2,833
	WEC Energy Group Inc	-	〃	-	US$	2,831	N/A	US$	2,831
	Credit Suisse Group Funding Guernsey Ltd	-	〃	-	US$	2,827	N/A	US$	2,827
	Nuveen Finance LLC	-	〃	-	US$	2,778	N/A	US$	2,778
	Ryder System Inc	-	〃	-	US$	2,776	N/A	US$	2,776
	Air Products and Chemicals Inc	-	〃	-	US$	2,776	N/A	US$	2,776
	Reliance Standard Life Global Funding II	-	〃	-	US$	2,738	N/A	US$	2,738
	AvalonBay Communities Inc	-	〃	-	US$	2,717	N/A	US$	2,717
	CRH America Inc	-	〃	-	US$	2,687	N/A	US$	2,687
	Keurig Dr Pepper Inc	-	〃	-	US$	2,675	N/A	US$	2,675
	CMS Energy Corp	-	〃	-	US$	2,667	N/A	US$	2,667
	Nutrien Ltd	-	〃	-	US$	2,657	N/A	US$	2,657
	PNC Financial Services Group Inc/The	-	〃	-	US$	2,653	N/A	US$	2,653
	Kimco Realty Corp	-	〃	-	US$	2,637	N/A	US$	2,637
	AutoZone Inc	-	〃	-	US$	2,622	N/A	US$	2,622
	Pinnacle West Capital Corp	-	〃	-	US$	2,617	N/A	US$	2,617
	Magellan Midstream Partners LP	-	〃	-	US$	2,612	N/A	US$	2,612
	Bank of New Zealand	-	〃	-	US$	2,595	N/A	US$	2,595
	Moody's Corp	-	〃	-	US$	2,590	N/A	US$	2,590
	Raytheon Technologies Corp	-	〃	-	US$	2,487	N/A	US$	2,487
	Reynolds American Inc	-	〃	-	US$	2,483	N/A	US$	2,483
	Southern Power Co	-	〃	-	US$	2,480	N/A	US$	2,480
	Georgia Power Co	-	〃	-	US$	2,474	N/A	US$	2,474
	Empower Finance 2020 LP	-	〃	-	US$	2,462	N/A	US$	2,462
	SunTrust Bank/Atlanta GA	-	〃	-	US$	2,462	N/A	US$	2,462
	Chevron USA Inc	-	〃	-	US$	2,452	N/A	US$	2,452

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Berkshire Hathaway Inc	-	Financial assets at fair value through other comprehensive income	-	US$	2,444	N/A	US$	2,444
	Honeywell International Inc	-	〃	-	US$	2,435	N/A	US$	2,435
	Nestle Holdings Inc	-	〃	-	US$	2,427	N/A	US$	2,427
	Duke Energy Corp	-	〃	-	US$	2,414	N/A	US$	2,414
	DuPont de Nemours Inc	-	〃	-	US$	2,390	N/A	US$	2,390
	Suncor Energy Inc	-	〃	-	US$	2,385	N/A	US$	2,385
	O'Reilly Automotive Inc	-	〃	-	US$	2,376	N/A	US$	2,376
	Union Pacific Corp	-	〃	-	US$	2,350	N/A	US$	2,350
	Health Care Service Corp A Mutual Legal Reserve Co	-	〃	-	US$	2,264	N/A	US$	2,264
	ITC Holdings Corp	-	〃	-	US$	2,245	N/A	US$	2,245
	Public Service Electric and Gas Co	-	〃	-	US$	2,244	N/A	US$	2,244
	Mead Johnson Nutrition Co	-	〃	-	US$	2,239	N/A	US$	2,239
	Magna International Inc	-	〃	-	US$	2,231	N/A	US$	2,231
	East Ohio Gas Co/The	-	〃	-	US$	2,215	N/A	US$	2,215
	Tyson Foods Inc	-	〃	-	US$	2,206	N/A	US$	2,206
	ASB Bank Ltd	-	〃	-	US$	2,166	N/A	US$	2,166
	Citizens Bank NA/Providence RI	-	〃	-	US$	2,165	N/A	US$	2,165
	HCP Inc	-	〃	-	US$	2,160	N/A	US$	2,160
	Amphenol Corp	-	〃	-	US$	2,153	N/A	US$	2,153
	Tucson Electric Power Co	-	〃	-	US$	2,141	N/A	US$	2,141
	Otis Worldwide Corp	-	〃	-	US$	2,085	N/A	US$	2,085
	CK Hutchison International 16 Ltd	-	〃	-	US$	2,012	N/A	US$	2,012
	Shinhan Financial Group Co Ltd	-	〃	-	US$	1,986	N/A	US$	1,986
	Regions Financial Corp	-	〃	-	US$	1,985	N/A	US$	1,985
	Sydney Airport Finance Co Pty Ltd	-	〃	-	US$	1,944	N/A	US$	1,944
	Kentucky Utilities Co	-	〃	-	US$	1,941	N/A	US$	1,941
	ANZ New Zealand Int'l Ltd/London	-	〃	-	US$	1,915	N/A	US$	1,915
	AmerisourceBergen Corp	-	〃	-	US$	1,901	N/A	US$	1,901
	Burlington Northern Santa Fe LLC	-	〃	-	US$	1,895	N/A	US$	1,895
	Gulfstream Natural Gas System LLC	-	〃	-	US$	1,891	N/A	US$	1,891
	Evergy Kansas Central Inc	-	〃	-	US$	1,884	N/A	US$	1,884
	Entergy Corp	-	〃	-	US$	1,881	N/A	US$	1,881
	Credit Agricole SA	-	〃	-	US$	1,876	N/A	US$	1,876
	Public Service Enterprise Group Inc	-	〃	-	US$	1,874	N/A	US$	1,874
	Air Lease Corp	-	〃	-	US$	1,871	N/A	US$	1,871
	Appalachian Power Co	-	〃	-	US$	1,867	N/A	US$	1,867
	Deutsche Bank AG/New York NY	-	〃	-	US$	1,863	N/A	US$	1,863
	McCormick & Co Inc/MD	-	〃	-	US$	1,813	N/A	US$	1,813
	Boston Properties LP	-	〃	-	US$	1,808	N/A	US$	1,808
	Quest Diagnostics Inc	-	〃	-	US$	1,788	N/A	US$	1,788
	Infor Inc	-	〃	-	US$	1,785	N/A	US$	1,785
	AIA Group Ltd	-	〃	-	US$	1,745	N/A	US$	1,745
	International Business Machines Corp	-	〃	-	US$	1,726	N/A	US$	1,726
	Ginnie Mae II Pool	-	〃	-	US$	1,724	N/A	US$	1,724
	Anheuser-Busch InBev Worldwide Inc	-	〃	-	US$	1,716	N/A	US$	1,716
	Emerson Electric Co	-	〃	-	US$	1,688	N/A	US$	1,688
	Southern Co/The	-	〃	-	US$	1,665	N/A	US$	1,665
	Toyota Industries Corp	-	〃	-	US$	1,662	N/A	US$	1,662
	MetLife Inc	-	〃	-	US$	1,661	N/A	US$	1,661

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Midwest Connector Capital Co LLC	-	Financial assets at fair value through other comprehensive income	-	US$	1,652	N/A	US$	1,652
	China Resources Gas Group Ltd	-	〃	-	US$	1,651	N/A	US$	1,651
	Suntory Holdings Ltd	-	〃	-	US$	1,630	N/A	US$	1,630
	Brookfield Finance Inc	-	〃	-	US$	1,624	N/A	US$	1,624
	Duke Energy Florida LLC	-	〃	-	US$	1,621	N/A	US$	1,621
	NSTAR Electric Co	-	〃	-	US$	1,612	N/A	US$	1,612
	Panasonic Corp	-	〃	-	US$	1,612	N/A	US$	1,612
	CK Hutchison International 19 Ltd	-	〃	-	US$	1,607	N/A	US$	1,607
	Northwestern Mutual Global Funding	-	〃	-	US$	1,600	N/A	US$	1,600
	CPI Property Group SA	-	〃	-	US$	1,598	N/A	US$	1,598
	Marsh & McLennan Cos Inc	-	〃	-	US$	1,577	N/A	US$	1,577
	Marathon Petroleum Corp	-	〃	-	US$	1,568	N/A	US$	1,568
	Public Service Electric & Gas Co	-	〃	-	US$	1,545	N/A	US$	1,545
	National Australia Bank Ltd/New York	-	〃	-	US$	1,532	N/A	US$	1,532
	KEB Hana Bank	-	〃	-	US$	1,507	N/A	US$	1,507
	Alliant Energy Finance LLC	-	〃	-	US$	1,492	N/A	US$	1,492
	Entergy Louisiana LLC	-	〃	-	US$	1,454	N/A	US$	1,454
	Virginia Electric & Power Co	-	〃	-	US$	1,446	N/A	US$	1,446
	Daiwa Securities Group Inc	-	〃	-	US$	1,420	N/A	US$	1,420
	Citizens Financial Group Inc	-	〃	-	US$	1,411	N/A	US$	1,411
	NetApp Inc	-	〃	-	US$	1,405	N/A	US$	1,405
	Kilroy Realty LP	-	〃	-	US$	1,393	N/A	US$	1,393
	Truist Financial Corp	-	〃	-	US$	1,389	N/A	US$	1,389
	Andrew W Mellon Foundation/The	-	〃	-	US$	1,378	N/A	US$	1,378
	Altria Group Inc	-	〃	-	US$	1,343	N/A	US$	1,343
	Entergy Arkansas LLC	-	〃	-	US$	1,342	N/A	US$	1,342
	Ontario Teachers' Cadillac Fairview Properties Trust	-	〃	-	US$	1,332	N/A	US$	1,332
	Lincoln National Corp	-	〃	-	US$	1,218	N/A	US$	1,218
	PSEG Power LLC	-	〃	-	US$	1,200	N/A	US$	1,200
	Fannie Mae Pool	-	〃	-	US$	1,200	N/A	US$	1,200
	State Street Corp	-	〃	-	US$	1,189	N/A	US$	1,189
	Anthem Inc	-	〃	-	US$	1,187	N/A	US$	1,187
	Schlumberger Finance Canada Ltd	-	〃	-	US$	1,160	N/A	US$	1,160
	Cleveland Electric Illuminating Co/The	-	〃	-	US$	1,146	N/A	US$	1,146
	APT Pipelines Ltd	-	〃	-	US$	1,145	N/A	US$	1,145
	Enterprise Products Operating LLC	-	〃	-	US$	1,141	N/A	US$	1,141
	eBay Inc	-	〃	-	US$	1,129	N/A	US$	1,129
	CommonSpirit Health	-	〃	-	US$	1,107	N/A	US$	1,107
	Foxconn Far East Ltd	-	〃	-	US$	1,101	N/A	US$	1,101
	Sinopec Group Overseas Development 2014 Ltd	-	〃	-	US$	1,098	N/A	US$	1,098
	Alexandria Real Estate Equities Inc	-	〃	-	US$	1,085	N/A	US$	1,085
	BBVA Bancomer SA/Texas	-	〃	-	US$	1,085	N/A	US$	1,085
	Kansas City Southern	-	〃	-	US$	1,070	N/A	US$	1,070
	Baltimore Gas & Electric Co	-	〃	-	US$	1,057	N/A	US$	1,057
	DH Europe Finance II Sarl	-	〃	-	US$	1,051	N/A	US$	1,051
	Entergy Mississippi LLC	-	〃	-	US$	1,051	N/A	US$	1,051
	BBVA USA	-	〃	-	US$	1,050	N/A	US$	1,050
	USAA Capital Corp	-	〃	-	US$	1,042	N/A	US$	1,042
	Loews Corp	-	〃	-	US$	1,037	N/A	US$	1,037

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Kaiser Foundation Hospitals	-	Financial assets at fair value through other comprehensive income	-	US$	1,031	N/A	US$	1,031
	Kinder Morgan Inc/DE	-	〃	-	US$	1,026	N/A	US$	1,026
	Texas Eastern Transmission LP	-	〃	-	US$	1,025	N/A	US$	1,025
	Mondelez International Holdings Netherlands BV	-	〃	-	US$	1,020	N/A	US$	1,020
	Vodafone Group PLC	-	〃	-	US$	1,005	N/A	US$	1,005
	Toyota Motor Finance Netherlands BV	-	〃	-	US$	998	N/A	US$	998
	National Rural Utilities Cooperative Finance Corp	-	〃	-	US$	969	N/A	US$	969
	Aflac Inc	-	〃	-	US$	960	N/A	US$	960
	Unilever Capital Corp	-	〃	-	US$	953	N/A	US$	953
	QNB Finance Ltd	-	〃	-	US$	940	N/A	US$	940
	BHP Billiton Finance USA Ltd	-	〃	-	US$	940	N/A	US$	940
	Southern California Gas Co	-	〃	-	US$	939	N/A	US$	939
	Mitsubishi UFJ Lease & Finance Co Ltd	-	〃	-	US$	924	N/A	US$	924
	Prudential Financial Inc	-	〃	-	US$	923	N/A	US$	923
	Woolworths Group Ltd	-	〃	-	US$	858	N/A	US$	858
	Niagara Mohawk Power Corp	-	〃	-	US$	836	N/A	US$	836
	Sinopec Capital 2013 Ltd	-	〃	-	US$	834	N/A	US$	834
	Aetna Inc	-	〃	-	US$	829	N/A	US$	829
	Natwest Group PLC	-	〃	-	US$	817	N/A	US$	817
	Visa Inc	-	〃	-	US$	815	N/A	US$	815
	Sky Ltd	-	〃	-	US$	769	N/A	US$	769
	Masco Corp	-	〃	-	US$	768	N/A	US$	768
	Xylem Inc/NY	-	〃	-	US$	766	N/A	US$	766
	Warner Media LLC	-	〃	-	US$	753	N/A	US$	753
	Canadian Natural Resources Ltd	-	〃	-	US$	743	N/A	US$	743
	BNZ International Funding Ltd/London	-	〃	-	US$	739	N/A	US$	739
	Hyundai Capital Services Inc	-	〃	-	US$	732	N/A	US$	732
	Sinopec Group Overseas Development 2017 Ltd	-	〃	-	US$	716	N/A	US$	716
	Abbott Laboratories	-	〃	-	US$	698	N/A	US$	698
	Bell Canada	-	〃	-	US$	649	N/A	US$	649
	Republic Services Inc	-	〃	-	US$	634	N/A	US$	634
	QUALCOMM Inc	-	〃	-	US$	632	N/A	US$	632
	Glencore Funding LLC	-	〃	-	US$	631	N/A	US$	631
	OneBeacon US Holdings Inc	-	〃	-	US$	628	N/A	US$	628
	Ginnie Mae	-	〃	-	US$	627	N/A	US$	627
	American Water Capital Corp	-	〃	-	US$	624	N/A	US$	624
	Sinopec Group Overseas Development 2012 Ltd	-	〃	-	US$	620	N/A	US$	620
	UBS AG/London	-	〃	-	US$	620	N/A	US$	620
	Ohio Power Co	-	〃	-	US$	614	N/A	US$	614
	Discover Bank	-	〃	-	US$	603	N/A	US$	603
	Ross Stores Inc	-	〃	-	US$	596	N/A	US$	596
	Arizona Public Service Co	-	〃	-	US$	592	N/A	US$	592
	Duke Energy Progress LLC	-	〃	-	US$	586	N/A	US$	586
	CenterPoint Energy Inc	-	〃	-	US$	579	N/A	US$	579
	Evergy Inc	-	〃	-	US$	575	N/A	US$	575
	KeyBank NA/Cleveland OH	-	〃	-	US$	575	N/A	US$	575
	Fifth Third Bank/Cincinnati OH	-	〃	-	US$	563	N/A	US$	563
	United Parcel Service Inc	-	〃	-	US$	554	N/A	US$	554
	PACCAR Financial Corp	-	〃	-	US$	544	N/A	US$	544

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Trane Technologies Luxembourg Finance SA	-	Financial assets at fair value through other comprehensive income	-	US$	543	N/A	US$	543
	MassMutual Global Funding II	-	〃	-	US$	529	N/A	US$	529
	Caterpillar Financial Services Corp	-	〃	-	US$	524	N/A	US$	524
	TTX Co	-	〃	-	US$	521	N/A	US$	521
	Baker Hughes a GE Co LLC / Baker Hughes Co-Obligor Inc	-	〃	-	US$	519	N/A	US$	519
	ABC Inc	-	〃	-	US$	515	N/A	US$	515
	Simon Property Group LP	-	〃	-	US$	514	N/A	US$	514
	Hanwha Energy USA Holdings Corp	-	〃	-	US$	512	N/A	US$	512
	Danone SA	-	〃	-	US$	504	N/A	US$	504
	Atmos Energy Corp	-	〃	-	US$	500	N/A	US$	500
	United Overseas Bank Ltd	-	〃	-	US$	456	N/A	US$	456
	Target Corp	-	〃	-	US$	445	N/A	US$	445
	MUFG Union Bank NA	-	〃	-	US$	436	N/A	US$	436
	PayPal Holdings Inc	-	〃	-	US$	432	N/A	US$	432
	Comerica Bank	-	〃	-	US$	423	N/A	US$	423
	Banco del Estado de Chile	-	〃	-	US$	417	N/A	US$	417
	Komatsu Finance America Inc	-	〃	-	US$	411	N/A	US$	411
	Newmont Goldcorp Corp	-	〃	-	US$	400	N/A	US$	400
	PepsiCo Inc	-	〃	-	US$	395	N/A	US$	395
	StanCorp Financial Group Inc	-	〃	-	US$	387	N/A	US$	387
	Enbridge Inc	-	〃	-	US$	375	N/A	US$	375
	Canadian Pacific Railway Co	-	〃	-	US$	371	N/A	US$	371
	Principal Financial Group Inc	-	〃	-	US$	369	N/A	US$	369
	Pernod Ricard SA	-	〃	-	US$	361	N/A	US$	361
	First Republic Bank/CA	-	〃	-	US$	359	N/A	US$	359
	Ventas Realty LP / Ventas Capital Corp	-	〃	-	US$	346	N/A	US$	346
	Archer-Daniels-Midland Co	-	〃	-	US$	345	N/A	US$	345
	Amgen Inc	-	〃	-	US$	341	N/A	US$	341
	BP Capital Markets PLC	-	〃	-	US$	327	N/A	US$	327
	Allstate Corp/The	-	〃	-	US$	324	N/A	US$	324
	Total Capital International SA	-	〃	-	US$	314	N/A	US$	314
	America Movil SAB de CV	-	〃	-	US$	309	N/A	US$	309
	Aon Corp	-	〃	-	US$	298	N/A	US$	298
	Johnson Controls International plc	-	〃	-	US$	297	N/A	US$	297
	Starbucks Corp	-	〃	-	US$	278	N/A	US$	278
	Mondelez International Inc	-	〃	-	US$	278	N/A	US$	278
	Southern Natural Gas Co LLC / Southern Natural Issuing Corp	-	〃	-	US$	276	N/A	US$	276
	Coca-Cola Co/The	-	〃	-	US$	270	N/A	US$	270
	AXA Equitable Holdings Inc	-	〃	-	US$	260	N/A	US$	260
	Huntington National Bank/The	-	〃	-	US$	256	N/A	US$	256
	Capital One Bank USA NA	-	〃	-	US$	253	N/A	US$	253
	EI du Pont de Nemours and Co	-	〃	-	US$	249	N/A	US$	249
	Waste Management Inc	-	〃	-	US$	245	N/A	US$	245
	Nasdaq Inc	-	〃	-	US$	220	N/A	US$	220
	Deere & Co	-	〃	-	US$	213	N/A	US$	213
	Saudi Arabian Oil Co	-	〃	-	US$	201	N/A	US$	201
	Nucor Corp	-	〃	-	US$	187	N/A	US$	187
	Dow Chemical Co/The	-	〃	-	US$	133	N/A	US$	133
	Electricite de France SA	-	〃	-	US$	109	N/A	US$	109

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Columbia Property Trust Operating Partnership LP	-	Financial assets at fair value through other comprehensive income	-	US$	105	N/A	US$	105
	Valero Energy Partners LP	-	〃	-	US$	59	N/A	US$	59
	Wells Fargo & Company	-	Financial assets at amortized cost	-	US$	180,435	N/A	US$	181,697
	Citigroup Global Market Inc.	-	〃	-	US$	99,967	N/A	US$	100,273
	JPMorgan Chase & Co.	-	〃	-	US$	95,051	N/A	US$	95,270
	Goldman Sachs Group Inc/The	-	〃	-	US$	14,937	N/A	US$	15,104

	Government bond
	United States Treasury Note/Bond	-	Financial assets at fair value through other comprehensive income	-	US$	622,717	N/A	US$	622,717
	United States Treasury Bill	-	〃	-	US$	20,300	N/A	US$	20,300
	Abu Dhabi Government International Bond	-	〃	-	US$	5,011	N/A	US$	5,011
	Qatar Government International Bond	-	〃	-	US$	1,385	N/A	US$	1,385

	Agency bonds/Agency mortgage-backed securities
	Fannie Mae Pool	-	Financial assets at fair value through other comprehensive income	-	US$	422,561	N/A	US$	422,561
	Ginnie Mae II Pool	-	〃	-	US$	292,319	N/A	US$	292,319
	Fannie Mae or Freddie Mac	-	〃	-	US$	192,666	N/A	US$	192,666
	Fannie Mae REMICS	-	〃	-	US$	122,936	N/A	US$	122,936
	Freddie Mac REMICS	-	〃	-	US$	118,402	N/A	US$	118,402
	Freddie Mac Pool	-	〃	-	US$	102,519	N/A	US$	102,519
	Ginnie Mae	-	〃	-	US$	86,560	N/A	US$	86,560
	Freddie Mac Gold Pool	-	〃	-	US$	78,753	N/A	US$	78,753
	Government National Mortgage Association	-	〃	-	US$	32,912	N/A	US$	32,912
	Cooperatieve Rabobank UA/NY	-	〃	-	US$	19,672	N/A	US$	19,672
	Fannie Mae-Aces	-	〃	-	US$	17,999	N/A	US$	17,999
	Ginnie Mae I Pool	-	〃	-	US$	3,542	N/A	US$	3,542
	Freddie Mac Strips	-	〃	-	US$	3,274	N/A	US$	3,274
	Equitable Financial Life Global Funding	-	〃	-	US$	2,197	N/A	US$	2,197
	Korea Hydro & Nuclear Power Co Ltd	-	〃	-	US$	1,923	N/A	US$	1,923
	University of California	-	〃	-	US$	1,722	N/A	US$	1,722
	Goldman Sachs Group Inc/The	-	〃	-	US$	1,417	N/A	US$	1,417
	Federal National Mortgage Association	-	〃	-	US$	1,143	N/A	US$	1,143
	Denver City & County Housing Authority	-	〃	-	US$	1,034	N/A	US$	1,034
	Oregon Health & Science University	-	〃	-	US$	821	N/A	US$	821
	State Board of Administration Finance Corp	-	〃	-	US$	630	N/A	US$	630
	New York State Dormitory Authority	-	〃	-	US$	585	N/A	US$	585
	FRESB 2019-SB61 Mortgage Trust	-	〃	-	US$	575	N/A	US$	575
	Freddie Mac Multifamily Structured Pass Through Certificates	-	〃	-	US$	557	N/A	US$	557
	State of Hawaii	-	〃	-	US$	551	N/A	US$	551
	FHLMC-GNMA	-	〃	-	US$	468	N/A	US$	468
	Brazos Higher Education Authority Inc	-	〃	-	US$	466	N/A	US$	466
	FRESB 2019-SB60 Mortgage Trust	-	〃	-	US$	387	N/A	US$	387
	Freddie Mac Non Gold Pool	-	〃	-	US$	262	N/A	US$	262
	Sales Tax Securitization Corp	-	〃	-	US$	256	N/A	US$	256
	GA Global Funding Trust	-	〃	-	US$	178	N/A	US$	178
	Fannie Mae Benchmark REMIC	-	〃	-	US$	89	N/A	US$	89
	Municipal Improvement Corp of Los Angeles	-	〃	-	US$	80	N/A	US$	80
	City of Huntington Beach CA	-	〃	-	US$	50	N/A	US$	50

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	City of Worcester MA	-	Financial assets at fair value through other comprehensive income	-	US$	30	N/A	US$	30

	Asset-backed securities
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	Financial assets at fair value through other comprehensive income	-	US$	7,937	N/A	US$	7,937
	Wells Fargo Commercial Mortgage Trust 2016-BNK1	-	〃	-	US$	7,701	N/A	US$	7,701
	BANK 2020-BNK26	-	〃	-	US$	6,893	N/A	US$	6,893
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	6,446	N/A	US$	6,446
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	6,351	N/A	US$	6,351
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	6,205	N/A	US$	6,205
	WFRBS Commercial Mortgage Trust 2013-C13	-	〃	-	US$	5,647	N/A	US$	5,647
	UBS-Barclays Commercial Mortgage Trust 2012-C2	-	〃	-	US$	5,630	N/A	US$	5,630
	BBCMS 2018-TALL Mortgage Trust	-	〃	-	US$	5,445	N/A	US$	5,445
	Morgan Stanley Bank of America Merrill Lynch Trust 2016-C29	-	〃	-	US$	5,370	N/A	US$	5,370
	Morgan Stanley Bank of America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,215	N/A	US$	5,215
	COMM 2015-CCRE24 Mortgage Trust	-	〃	-	US$	5,139	N/A	US$	5,139
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C10	-	〃	-	US$	5,001	N/A	US$	5,001
	MRCD 2019-MARK Mortgage Trust	-	〃	-	US$	4,874	N/A	US$	4,874
	Mercedes-Benz Auto Lease Trust 2019-B	-	〃	-	US$	4,317	N/A	US$	4,317
	BANK 2019-BNK22	-	〃	-	US$	4,315	N/A	US$	4,315
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	4,229	N/A	US$	4,229
	JPMCC Commercial Mortgage Securities Trust 2017-JP7	-	〃	-	US$	4,228	N/A	US$	4,228
	BANK 2019-BNK17	-	〃	-	US$	4,201	N/A	US$	4,201
	BANK 2017-BNK5	-	〃	-	US$	4,166	N/A	US$	4,166
	BANK 2017-BNK6	-	〃	-	US$	4,161	N/A	US$	4,161
	JP Morgan Chase Commercial Mortgage Securities Trust 2012-LC9	-	〃	-	US$	4,026	N/A	US$	4,026
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C7	-	〃	-	US$	4,020	N/A	US$	4,020
	Hyundai Auto Receivables Trust 2017-A	-	〃	-	US$	3,910	N/A	US$	3,910
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	3,405	N/A	US$	3,405
	Enterprise Fleet Financing 2020-1 LLC	-	〃	-	US$	3,371	N/A	US$	3,371
	UBS-Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	3,302	N/A	US$	3,302
	GS Mortgage Securities Trust 2012-GC6	-	〃	-	US$	3,101	N/A	US$	3,101
	Morgan Stanley Capital I Trust 2017-H1	-	〃	-	US$	3,054	N/A	US$	3,054
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	3,054	N/A	US$	3,054
	Citigroup Commercial Mortgage Trust 2016-P5	-	〃	-	US$	3,012	N/A	US$	3,012
	GS Mortgage Securities Corp Trust 2018-RIVR	-	〃	-	US$	2,989	N/A	US$	2,989
	Hyundai Auto Receivables Trust 2018-A	-	〃	-	US$	2,928	N/A	US$	2,928
	Ford Credit Auto Lease Trust 2020-B	-	〃	-	US$	2,865	N/A	US$	2,865
	UBS-Barclays Commercial Mortgage Trust 2012-C3	-	〃	-	US$	2,816	N/A	US$	2,816
	Ford Credit Auto Lease Trust 2019-B	-	〃	-	US$	2,790	N/A	US$	2,790
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	2,772	N/A	US$	2,772
	GS Mortgage Securities Trust 2013-GCJ12	-	〃	-	US$	2,708	N/A	US$	2,708
	Ford Credit Auto Owner Trust 2020-REV1	-	〃	-	US$	2,591	N/A	US$	2,591
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,488	N/A	US$	2,488
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C6	-	〃	-	US$	2,426	N/A	US$	2,426
	Enterprise Fleet Financing 2019-2 LLC	-	〃	-	US$	2,401	N/A	US$	2,401
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	2,395	N/A	US$	2,395
	BX Commercial Mortgage Trust 2018-IND	-	〃	-	US$	2,287	N/A	US$	2,287
	Nissan Auto Lease Trust 2019-B	-	〃	-	US$	2,226	N/A	US$	2,226

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	UBS Commercial Mortgage Trust 2018-C11	-	Financial assets at fair value through other comprehensive income	-	US$	2,204	N/A	US$	2,204
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	2,177	N/A	US$	2,177
	COMM 2013-CCRE12 Mortgage Trust	-	〃	-	US$	2,151	N/A	US$	2,151
	BENCHMARK 2018-B4	-	〃	-	US$	2,119	N/A	US$	2,119
	JPMDB Commercial Mortgage Securities Trust 2017-C7	-	〃	-	US$	2,106	N/A	US$	2,106
	Citigroup Commercial Mortgage Trust 2017-P8	-	〃	-	US$	2,085	N/A	US$	2,085
	Morgan Stanley Bank of America Merrill Lynch Trust 2016-C31	-	〃	-	US$	2,055	N/A	US$	2,055
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	2,005	N/A	US$	2,005
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C8	-	〃	-	US$	1,843	N/A	US$	1,843
	Wells Fargo Commercial Mortgage Trust 2012-LC5	-	〃	-	US$	1,577	N/A	US$	1,577
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,566	N/A	US$	1,566
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,557	N/A	US$	1,557
	COMM 2014-CCRE17 Mortgage Trust	-	〃	-	US$	1,443	N/A	US$	1,443
	WFRBS Commercial Mortgage Trust 2013-C17	-	〃	-	US$	1,405	N/A	US$	1,405
	Toyota Auto Receivables 2018-D Owner Trust	-	〃	-	US$	1,332	N/A	US$	1,332
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	1,311	N/A	US$	1,311
	DBGS 2018-BIOD Mortgage Trust	-	〃	-	US$	1,300	N/A	US$	1,300
	Nissan Auto Lease Trust 2019-A	-	〃	-	US$	1,237	N/A	US$	1,237
	ARI Fleet Lease Trust 2019-A	-	〃	-	US$	1,237	N/A	US$	1,237
	GM Financial Automobile Leasing Trust 2019-4	-	〃	-	US$	1,214	N/A	US$	1,214
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	1,118	N/A	US$	1,118
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	1,111	N/A	US$	1,111
	Hyundai Auto Receivables Trust 2019-B	-	〃	-	US$	1,107	N/A	US$	1,107
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	1,081	N/A	US$	1,081
	GS Mortgage Securities Trust 2019-GSA1	-	〃	-	US$	1,016	N/A	US$	1,016
	COMM 2013-LC6 Mortgage Trust	-	〃	-	US$	1,007	N/A	US$	1,007
	Ford Credit Auto Lease Trust 2019-A	-	〃	-	US$	1,006	N/A	US$	1,006
	Citigroup Commercial Mortgage Trust 2013-GC11	-	〃	-	US$	976	N/A	US$	976
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C13	-	〃	-	US$	946	N/A	US$	946
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12	-	〃	-	US$	940	N/A	US$	940
	COMM 2012-CCRE5 Mortgage Trust	-	〃	-	US$	931	N/A	US$	931
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	913	N/A	US$	913
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	911	N/A	US$	911
	BBCMS MORTGAGE TRUST 2017-C1	-	〃	-	US$	869	N/A	US$	869
	280 Park Avenue 2017-280P Mortgage Trust	-	〃	-	US$	830	N/A	US$	830
	GM Financial Automobile Leasing Trust 2019-2	-	〃	-	US$	822	N/A	US$	822
	Wells Fargo Commercial Mortgage Trust 2016-C36	-	〃	-	US$	810	N/A	US$	810
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	793	N/A	US$	793
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	762	N/A	US$	762
	Cantor Commercial Real Estate Lending 2019-CF1	-	〃	-	US$	759	N/A	US$	759
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	713	N/A	US$	713
	COMM 2013-CCRE8 Mortgage Trust	-	〃	-	US$	712	N/A	US$	712
	BANK 2019-BNK23	-	〃	-	US$	701	N/A	US$	701
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	695	N/A	US$	695
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	661	N/A	US$	661
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	639	N/A	US$	639
	Mercedes-Benz Auto Lease Trust 2019-A	-	〃	-	US$	614	N/A	US$	614
	GS Mortgage Securities Corp Trust 2020-UPTN	-	〃	-	US$	611	N/A	US$	611
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	586	N/A	US$	586
	GM Financial Automobile Leasing Trust 2019-3	-	〃	-	US$	539	N/A	US$	539
	GM Financial Consumer Automobile Receivables Trust 2018-1	-	〃	-	US$	532	N/A	US$	532

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	CD 2016-CD2 Mortgage Trust	-	Financial assets at fair value through other comprehensive income	-	US$	491	N/A	US$	491
	Hyundai Auto Lease Securitization Trust 2019-A	-	〃	-	US$	490	N/A	US$	490
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	469	N/A	US$	469
	JP Morgan Chase Commercial Mortgage Securities Trust 2015-JP1	-	〃	-	US$	464	N/A	US$	464
	Ford Credit Auto Owner Trust 2019-A	-	〃	-	US$	459	N/A	US$	459
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	411	N/A	US$	411
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	383	N/A	US$	383
	UBS-Barclays Commercial Mortgage Trust 2013-C5	-	〃	-	US$	369	N/A	US$	369
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	355	N/A	US$	355
	WFRBS Commercial Mortgage Trust 2011-C4	-	〃	-	US$	271	N/A	US$	271
	COMM 2015-DC1 Mortgage Trust	-	〃	-	US$	164	N/A	US$	164
	BANK 2020-BNK28	-	〃	-	US$	151	N/A	US$	151
	DBUBS 2011-LC2 Mortgage Trust	-	〃	-	US$	149	N/A	US$	149
	Honda Auto Receivables 2020-2 Owner Trust	-	〃	-	US$	119	N/A	US$	119
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5	-	〃	-	US$	109	N/A	US$	109
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	106	N/A	US$	106
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	104	N/A	US$	104
	Toyota Auto Receivables 2018-B Owner Trust	-	〃	-	US$	87	N/A	US$	87
	Chesapeake Funding II LLC	-	〃	-	US$	80	N/A	US$	80
	GM Financial Automobile Leasing Trust 2019-1	-	〃	-	US$	70	N/A	US$	70
	COMM 2014-CCRE15 Mortgage Trust	-	〃	-	US$	46	N/A	US$	46
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	36	N/A	US$	36

	Commercial paper
	Barclays Capital Inc	-	Financial assets at fair value through other comprehensive income	-	US$	1,997	N/A	US$	1,997
	Svenska Handelsbanken/New York NY	-	〃	-	US$	1,700	N/A	US$	1,700
	Standard Chartered Bank/New York	-	〃	-	US$	1,136	N/A	US$	1,136
	First Abu Dhabi Bank USA NV	-	〃	-	US$	470	N/A	US$	470

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	76,821	4	US$	76,821

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	US$	381	20	US$	381
	5V Technologies, Inc.	-	〃	4	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	1,019	US$	1,992	3	US$	1,992

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Innovium, Inc.	-		230	US$	1,863	-	US$	1,863
	Innovium, Inc.	-	〃	221	US$	1,793	-	US$	1,793
	CNEX Labs, Inc.	-	〃	237	US$	479	-	US$	479
	Astera Labs, Inc.	-	〃	127	US$	250	-	US$	250

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Non-publicly traded equity investments
	VisEra Tech	Investments accounted for using equity method	19 institutional investors, including: GIC, Capital Group, Fidelity International, Cathay Life Insurance Co., Ltd., Fubon Life Insurance Co., Ltd., Yuanta Securities, KGI Securities and Securities and Futures Investors Protection Center etc.	-	253,120		$6,363,099	-		$-	39,501		$9,451,798		$1,045,516	$	Note2	213,619		$5,639,769

TSMC Global	Corporate bond
	Oracle Corp	Financial assets at fair value through other comprehensive income	-	-	-	US$	7,822	-	US$	13,979	-	US$	-	US$	-	US$	-	-	US$	21,788
	Verizon Communications Inc	〃	-	-	-	US$	10,558	-	US$	10,880	-	US$	1,776	US$	1,727	US$	49	-	US$	19,503
	NTT Finance Corp	〃	-	-	-	US$	-	-	US$	14,780	-	US$	-	US$	-	US$	-	-	US$	14,509

	Government bond
	United States Treasury Note/Bond	Financial assets at fair value through other comprehensive income	-	-	-	US$	182,533	-	US$	387,688	-	US$	223,588	US$	225,505	US$	(1,917)	-	US$	340,164
	United States Treasury Note/Bond	〃	-	-	-	US$	287,012	-	US$	121	-	US$	24,681	US$	24,755	US$	(74)	-	US$	275,208
	United States Treasury Bill	〃	-	-	-	US$	-	-	US$	20,300	-	US$	-	US$	-	US$	-	-	US$	20,300

	Agency bonds/Agency mortgage-backed securities
	Fannie Mae or Freddie Mac	Financial assets at fair value through other comprehensive income	-	-	-	US$	42,872	-	US$	341,562	-	US$	336,080	US$	337,292	US$	(1,212)	-	US$	62,460

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Ginnie Mae II Pool	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	31,801	-	US$	89	US$	94	US$	(5)	-	US$	31,072
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	3,253	-	US$	258,328	-	US$	230,268	US$	230,431	US$	(163)	-	US$	31,035
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	31,050	-	US$	-	US$	-	US$	-	-	US$	30,276
	Ginnie Mae	〃	-	-	-	US$	17,896	-	US$	155,825	-	US$	149,421	US$	150,623	US$	(1,202)	-	US$	29,738
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	28,802	-	US$	160	US$	170	US$	(10)	-	US$	27,889
	Ginnie Mae	〃	-	-	-	US$	41,775	-	US$	195,507	-	US$	208,877	US$	209,362	US$	(485)	-	US$	27,679
	GNMA II TBA 30 Yr 3	〃	-	-	-	US$	14,249	-	US$	168,415	-	US$	155,027	US$	155,178	US$	(151)	-	US$	27,402
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	6,155	-	US$	137,794	-	US$	116,338	US$	116,675	US$	(337)	-	US$	27,153
	Ginnie Mae II Pool	〃	-	-	-	US$	14,294	-	US$	25,262	-	US$	14,299	US$	14,233	US$	66	-	US$	25,199
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	19,676	-	US$	118	US$	125	US$	(7)	-	US$	19,072
	FNMA TBA 30 Yr 4	〃	-	-	-	US$	21,036	-	US$	110,663	-	US$	112,956	US$	112,848	US$	108	-	US$	18,773
	FNMA TBA 30 Yr 3	〃	-	-	-	US$	-	-	US$	87,640	-	US$	68,912	US$	68,938	US$	(26)	-	US$	18,611
	GNMA II TBA 30 Yr 3.5	〃	-	-	-	US$	18,900	-	US$	86,299	-	US$	90,922	US$	90,905	US$	17	-	US$	14,169
	Ginnie Mae II Pool	〃	-	-	-	US$	28,537	-	US$	-	-	US$	14,410	US$	14,445	US$	(35)	-	US$	13,509
	FNMA TBA 30 Yr 4.5	〃	-	-	-	US$	8,394	-	US$	57,842	-	US$	52,735	US$	52,727	US$	8	-	US$	13,503
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	13,053	-	US$	-	US$	-	US$	-	-	US$	13,024
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	12,163	-	US$	-	US$	-	US$	-	-	US$	12,140
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	11,922	-	US$	-	US$	-	US$	-	-	US$	11,828
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	3,592	-	US$	107,905	-	US$	99,526	US$	99,939	US$	(413)	-	US$	11,437
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	10,918	-	US$	89	US$	95	US$	(6)	-	US$	10,693
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	27,942	-	US$	19,055	US$	19,233	US$	(178)	-	US$	8,551
	GNMA II TBA 30 Yr 4.5	〃	-	-	-	US$	5,381	-	US$	27,030	-	US$	26,470	US$	26,457	US$	13	-	US$	5,962
	Ginnie Mae II Pool	〃	-	-	-	US$	15,890	-	US$	1,330	-	US$	12,329	US$	12,365	US$	(36)	-	US$	4,860
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	4,377	-	US$	60,638	-	US$	61,780	US$	61,856	US$	(76)	-	US$	3,127
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	782	-	US$	17,275	-	US$	15,185	US$	15,188	US$	(3)	-	US$	2,859
	FNMA TBA 30 Yr 3.5	〃	-	-	-	US$	19,673	-	US$	105,536	-	US$	122,615	US$	122,545	US$	70	-	US$	2,641
	Fannie Mae Pool	〃	-	-	-	US$	16,935	-	US$	-	-	US$	14,433	US$	13,970	US$	463	-	US$	2,526
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	24,896	-	US$	24,274	US$	24,869	US$	(595)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	31,174	-	US$	-	-	US$	31,037	US$	31,046	US$	(9)	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	31,787	-	US$	-	-	US$	31,553	US$	31,595	US$	(42)	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	28,723	-	US$	-	-	US$	28,720	US$	28,392	US$	328	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	17,474	-	US$	-	-	US$	17,322	US$	17,424	US$	(102)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	23,483	-	US$	23,075	US$	23,469	US$	(394)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	31,612	-	US$	30,623	US$	31,580	US$	(957)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	24,963	-	US$	-	-	US$	24,889	US$	24,840	US$	49	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	28,188	-	US$	-	-	US$	28,168	US$	27,988	US$	180	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	20,247	-	US$	-	-	US$	20,182	US$	20,081	US$	101	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	14,881	-	US$	-	-	US$	14,961	US$	14,353	US$	608	-	US$	-

Note 1:	The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.

Note 2:

To facilitate VisEra’s IPO in Taiwan, 39,501 thousand common shares of VisEra at a price of NT$240 were sold by TSMC and an increase of NT$8,406,282 thousand in capital surplus was recognized. TSMC’s shareholding in VisEra decreased from 87% to 73%. This disposal was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 9, 2021 (Note)	$ 52,100,000 (Note)	Based on the terms in the purchase order	85 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
National Institute of Advanced Industrial Science & Technology
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited Yangtech Engineering Co., Ltd. Yankey Engineering Co., Ltd. Ying Pao Technology Inc. Zhao-Cheng Corp.

Note : The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included).  The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$244,857,430	68	Net 30 days from invoice date (Note)	-	(Note)		$114,500,202	73
	GUC	Associate	Sales		1,020,348	-	Net 30 days from the end of the month of when invoice is issued	-	-		98,272	-
	TSMC Nanjing	Subsidiary	Purchases		6,361,329	22	Net 30 days from the end of the month of when invoice is issued	-	-		(1,907,991)	5
	TSMC China	Subsidiary	Purchases		5,041,413	17	Net 30 days from the end of the month of when invoice is issued	-	-		(1,868,968)	5
	WaferTech	Indirect subsidiary	Purchases		1,806,574	6	Net 30 days from the end of the month of when invoice is issued	-	-		(700,652)	2
	SSMC	Associate	Purchases		973,896	3	Net 30 days from the end of the month of when invoice is issued	-	-		(463,966)	1
	VIS	Associate	Purchases		922,625	3	Net 30 days from the end of the month of when invoice is issued	-	-		(376,826)	1

TSMC North America	GUC	Associate of TSMC	Sales		401,882	-	Net 30 days from invoice date	-	-		104,650	-
				(US$	14,326)					(US$	3,671)

VisEra Tech	Xintec	Associate of TSMC	Sales		201,771	12	Net 30 days from the end of the month of when invoice is issued	-	-		132,405	13

Note ： The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$116,062,211	40	$-	-	$-	$-
	TSMC Arizona	Subsidiary		335,631	Note 2	-	-	-	-
	TSMC Nanjing	Subsidiary		209,051	Note 2	-	-	-	-

TSMC North America	GUC	Associate of TSMC	(US$	104,653 3,671)	18	-	-	-	-

TSMC Japan	TSMC	Parent company		106,739	Note 2	-	-	-	-
			(JPY	414,040)

TSMC China	TSMC Nanjing	The same parent company		21,028,241	Note 2	-	-	-	-
			(RMB	4,836,525)
	TSMC	Parent company		1,868,968	31	-	-	-	-
			(RMB	429,862)

TSMC Nanjing	TSMC	Parent company		1,907,991	27	-	-	-	-
			(RMB	438,837)

VisEra Tech	Xintec	Associate of TSMC		132,405	72	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the		342,340	Note 2	-	-	-	-
		Company	(US$	12,009)

WaferTech	TSMC	The ultimate parent of the		700,652	35	-	-	-	-
		Company	(US$	24,578)

Note 1: The calculation of turnover days excludes other receivables from related parties.

Note 2: The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$244,857,430	-	68%
				Receivables from related parties	114,500,202	-	4%
				Other receivables from related parties	1,562,009	-	-
		TSMC Japan	1	Payables to related parties	106,739	-	-
		TSMC Europe	1	Marketing expenses - commission	116,303	-	-
		TSMC China	1	Purchases	5,041,413	-	1%
				Payables to related parties	1,868,968	-	-
		TSMC Nanjing	1	Purchases	6,361,329	-	2%
				Other receivables from related parties	209,051	-	-
				Payables to related parties	1,907,991	-	-
		TSMC Arizona	1	Other receivables from related parties	335,631	-	-
		TSMC Technology	1	Research and development expenses	698,401	-	-
				Payables to related parties	342,340	-	-
		WaferTech	1	Purchases	1,806,574	-	-
				Payables to related parties	700,652	-	-
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	21,028,241	-	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties.  For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2021				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2021 (Foreign Currencies in Thousands)		December 31, 2020 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$355,162,309		$355,162,309	11	100		$386,772,566		$719,624	$719,624	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		53,802,352		447,241	447,241	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		12,316,054		855,599	30	100		11,787,563	(673,188)		(673,188)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		9,691,577		2,213,495	625,638	Associate
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		6,280,146		750,633	291,171	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		5,005,171	213,619	73		5,639,769		369,532	321,271	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,724,884		88,730	88,730	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		2,796,080		589,636	241,957	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,497,735		307,889	107,269	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		523,838		5,190	5,190	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		302,560	15	100		382,114		2,990	2,990	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,318,846		1,318,846	-	98		217,577		305	299	Subsidiary
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		154,688		-	-	99.9		154,418	(2,335)		(2,332)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		138,413		1,691	1,691	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98		88,923	(456)		(447)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		41,742		488	488	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		-		-	-	100		-		-	-	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in		16,731,865		16,731,865	-	100		30,247,989		318,521	Note2	Subsidiary
			semiconductor manufacturing	(US$	586,939)	(US$	586,939)			(US$	1,061,072)	(US$	11,354)
	TSMC Technology	Delaware, U.S.A	Engineering support activities		407,138		407,138	-	100		799,891		18,944	Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	28,059)	(US$	675)
	TSMC Canada	Ontario, Canada	Engineering support activities		65,566		65,566	2,300	100		270,098		6,452	Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	9,475)	(US$	230)

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		71,375		71,375	-	100		125,463	(281)		Note2	Subsidiary
				(US$	2,504)	(US$	2,504)			(US$	4,401)	(US$	(10))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling		45,422		45,422	4,693	28		29,278		3,861	Note2	Associate
			and retailing of electronic materials, and researching, developing and testing of RFID	(US$	1,593)	(US$	1,593)			(US$	1,027)	(US$	136)

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated		-		-	293,637	100		4,982,511		299,472	Note2	Subsidiary
			circuits and other semiconductor devices							(US$	174,782)	(US$	10,675)

Note 1: The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2: The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2021 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2021 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of March 31, 2021	Accumulated Inward Remittance of Earnings as of March 31, 2021
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$1,931,737	100%	$1,930,179 (Note2)	$66,959,801	$-

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	2,680,570	100%	2,680,555 (Note2)	36,661,872	-

Accumulated Investment in Mainland China as of March 31, 2021 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,164,598,177 (Note 3)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:	Amount was recognized based on the reviewed financial statements.

Note 3:	The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

MARCH 31, 2021

Shareholders (Note)	Shares
	Total Shares Owned	Ownership Percentage

ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,321,442,098	20.52%
National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note:	Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.